As filed with the Securities and Exchange Commission April 19, 2005.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KH FUNDING COMPANY

(Exact name of registrant as specified in its charter)

State of Maryland	6162	52-1886133
(state or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

10801 Lockwood Drive, Suite 370

Silver Spring, Maryland 20901

(301) 592-8100

(address and telephone number of principal executive office)

Robert L. Harris, President

10801 Lockwood Drive, Suite 370

Silver Spring, Maryland 20901

(301) 592-8100

(name, address and telephone number of agent for service)

with copies to:

George S. Lawler, Esquire

Sonia Galindo, Esquire

Whiteford, Taylor & Preston L.L.P.

Seven Saint Paul Street, Suite 1500

Baltimore, Maryland 21202

(410) 347-8700

Approximate date of commencement of proposed sale to public:  as soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

This registration statement contains a combined prospectus as permitted by Rule 429. The other registration statement to which this registration statement relates was filed under Commission File No. 333-117038.

CALCULATION OF REGISTRATION FEE

Type of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Series 3 Senior Secured Investment Debt Securities	$120,000,000	—	$120,000,000	$14,124
Series 4 Subordinated Unsecured Investment Debt Securities	$30,000,000	—	$30,000,000	$3,531

(1)	Estimated pursuant to Rule 457 solely for purposes of determining the registration fee.
(2)	$42,000,000 of securities included herein were registered by the Registrant under Registration Statement No. 333-117038 filed on June 30, 2004 and remained unissued
(3)	Calculated pursuant to Rule 457(o) of the rules and regulations under the Securities Act of 1933, as amended, $4,943 of such registration fee was paid by the Registrant in connection with Registration Statement No. 333-117038 with respect to securities registered thereunder that remain unissued. Accordingly, $12,712 is being paid concurrently in connection with this Registration Statement

PURSUANT TO RULE 429 OF THE RULES AND REGULATIONS UNDER THE SECURITIES ACT OF 1933, THE PROSPECTUS WHICH IS A PART OF THIS REGISTRATION STATEMENT WILL ALSO BE USED IN CONNECTION WITH SECURITIES REGISTERED BY REGISTRANT’S REGISTRATION STATEMENT NO. 333-117038. IN THE EVENT ANY OF SUCH PREVIOUSLY REGISTERED SECURITIES ARE OFFERED PRIOR TO THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT THEY WILL NOT BE INCLUDED IN SUCH PROSPECTUS.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES OR DATE AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT THEREAFTER BECOMES EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information contained in this Prospectus is incomplete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED: April 19, 2005

PROSPECTUS

KH FUNDING COMPANY

$120,000,000	$30,000,000
Series 3 Senior Secured Investment Debt Securities	Series 4 Subordinated Unsecured Investment Debt Securities

KH Funding Company’s primary business activities consist of originating, acquiring and servicing mortgage loans, and issuing interest-bearing debt securities to investors. KH Funding Company’s business operations are conducted solely from its headquarters in Silver Spring, Maryland.

We are selling up to $120,000,000 in aggregate principal amount of Series 3 Senior Secured Investment Debt Securities, made up of $105,000,000 in Demand Notes and $15,000,000 in Fixed Term Notes, and up to $30,000,000 in aggregate principal amount of Series 4 Subordinated Unsecured Investment Debt Securities described in this prospectus. You must purchase a minimum of $5,000 in principal amount of the Notes. We reserve the right to waive this subscription minimum and accept a lesser amount from any investor. There is no minimum amount of Notes that must be sold under this Offering. No escrow accounts will be utilized. The proceeds from the sale of any Notes will be paid directly to us for our use.

The Series 3 Senior Secured Investment Debt Securities will be sold as either Demand Notes or Fixed Term Notes under the following terms:

$105,000,000 Demand Notes:	Demand Period[1]	Annual Variable Interest Rate[2]
One Day Demand Notes	One day[3]	5.00%
Thirty Day Demand Notes	Thirty day	5.25%

$15,000,000 Fixed Term Notes:	Maturity	Fixed Annual Interest Rate[4]
One Year Fixed Term Notes	One year from the date of issuance	6.25%
Three Year Fixed Term Notes	Three years from the date of issuance	6.60%
Five Year Fixed Term Notes	Five years from the date of issuance	6.85%

The Series 4 Subordinated Unsecured Investment Debt Securities will be sold as Fixed Term Notes under the following terms:

$30,000,000 Fixed Term Notes:	Maturity	Fixed Annual Interest Rate[5]
One Year Fixed Term Notes	One year from date of issuance	7.00%
Three Year Fixed Term Notes	Three years from the date of issuance	7.25%
Five Year Fixed Term Notes	Five years from the date of issuance	7.75%

1	The demand period is the number of days between the date we receive your notice to redeem all or part of your Note, and the date we make such redemption.
2	The interest rates for the Demand Notes will be adjusted while outstanding as follows: One Day Note = Federal-Funds Target Rate plus 2.25% and Thirty Day Note = Federal-Funds Target Rate plus 2.50%.
3	The holders of one day demand notes have the option of being provided checking account privileges to access their funds. This feature is not applicable to South Carolina residents. See “Description of the Notes.”
4	The interest rate shall be fixed upon issuance for the term of the Note in accordance with the Federal-Funds Target Rate as follows: One Year Note = Federal-Funds Target Rate plus 3.50%; Three Year Note = Federal-Funds Target Rate plus 3.85%; and Five Year Note = Federal-Funds Target Rate plus 4.10%. In addition, there are the following interest rate bonuses for large-balance accounts: over $250,000: plus 0.15%; over $500,000: plus 0.25% and over $1,000,000: plus 0.40%.
5	The interest rate shall be fixed upon issuance for the term of the Note in accordance with the Federal-Funds Target Rate as follows: One Year Note = Federal-Funds Target Rate plus 4.25%; Three Year Note = Federal-Funds Target Rate plus 4.50%; and Five Year Note = Federal-Funds Target Rate plus 5.00%. In addition, there are the following interest rate bonuses for large-balance accounts: over $250,000: plus 0.15%; over $500,000: plus 0.25% and over $1,000,000: plus 0.40%.

The Series 3 Senior Secured Investment Debt Securities, referred to herein as the Series 3 Notes, and the Series 4 Subordinated Unsecured Investment Debt Securities, referred to herein as the Series 4 Notes, and collectively as the Notes, will be issued by KH Funding Company, referred to herein as KH Funding. We are not a bank or depository financial institution and the Notes will not be insured against loss by the FDIC or any governmental or private agency. The Series 4 Notes will be unsecured obligations of KH Funding, and will be subordinate to the Series 3 Notes and any other senior indebtedness we may incur. We do not expect any trading market to develop for the Notes. The Notes will be sold on a best efforts basis, with no guarantee that we will sell any of the Notes. Certain broker dealers selected by us may be involved in the sale of these Notes for which services they will be compensated. The Notes will also be offered by some of our officers who will not be compensated for such services. This offering will terminate one year after the effective date of this prospectus.

Investing in KH Funding involves certain risks. See “ Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May     , 2005

PROSPECTUS SUMMARY

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND NOTES CONTAINED IN THIS PROSPECTUS. EACH INVESTOR IS URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY PRIOR TO MAKING AN INVESTMENT DECISION IN THE OFFERED SECURITIES.

KH Funding Company

KH Funding Company is in its sixteenth year of operation. We operated as a general partnership from our founding in December 1990 until we were incorporated under the laws of the State of Maryland on June 24, 1994.

For investors, our investment banking services include the sale and issuance of fixed and variable-rate corporate notes. Holders of our corporate notes are provided monthly statements that track the transactions under the note, such as interest earned, partial or whole redemptions, additions to principal, and the beginning and ending balance for each statement period. The note holders are annually provided an IRS Form 1099 reporting the interest earned on their note(s). We are an approved retirement account trustee and will accept and administer purchases of our corporate notes for IRA and SEP accounts.

For borrowers, our mortgage services include the direct lending of short and medium-term loans to investment property owners and small businesses, primarily in the Washington, DC metropolitan area. We specialize in loans that allow a borrower to buy, renovate and sell investment properties. We also provide lines-of-credit and fixed-term loans to many small businesses where we also have real estate as additional collateral for each loan. Our services include originating and buying loans and servicing the loans in our portfolio.

In addition to the direct origination of loans described above, we also buy “closed loans,” as they are referred to in the market, from brokers and other lenders. These loans have been funded and the borrower is fully obligated under the mortgage note. We currently own loans in 28 states. Most of the loans purchased under this program are long-term mortgages provided by sellers of real estate to a buyer, where the buyer makes a small down payment and the seller originates a first and second trust for the buyer. We will buy the first trust and normally the seller will continue to hold the second trust. Because of the nature of each transaction the interest rates for these loans are higher than on most conventional mortgages. What normally happens with these loans is that within two or three years the loan is paid off because the borrower is able to refinance at a lower cost after having paid timely on the loan.

How to Contact Us

Our offices are located at 10801 Lockwood Drive, Suite 370, Silver Spring, Maryland 20901. Our telephone number is (301) 592-8100. Your may access our web site at “www.khfunding.com”. Information on our web site is not intended to be incorporated into this prospectus.

Summary of the Terms of the Offering

Securities

Series 3 Senior Secured Investment Debt Securities, or Series 3 Notes, in the form of Fixed Term Notes and Demand Notes.

Series 4 Subordinated Unsecured Investment Debt Securities, or Series 4 Notes, in the form of Fixed Term Notes.

Amount	We may issue up to $120,000,000 in aggregate principal amount of Series 3 Notes, made up of $105,000,000 in Demand Notes and $15,000,000 in Fixed Term Notes, and up to $30,000,000 in aggregate principal amount of Series 4 Notes.

Accounts	We will establish and maintain an account for your benefit. The transactions for your account, including withdrawals, additions and interest postings, will be reflected on an account statement that will be mailed to you on a monthly basis (quarterly for IRA accounts).

Interest Rates	The Series 3 Notes One Year Fixed Term Notes, Three Year Fixed Term Notes and Five Year Fixed Term Notes will have an annual interest rate fixed at the time of issuance with the initial interest rates being 6.25%, 6.60% and 6.85% respectively. We may change the interest rate periodically for future Fixed Term Notes in accordance with the Federal-Funds Target Rate as follows: One Year Note = Federal-Funds Target Rate plus 3.50%; Three Year Note = Federal-Funds Target Rate plus 3.85%; and Five Year Note = Federal-Funds Target Rate plus 4.10%. In addition, there are the following interest rate bonuses for large-balance accounts: over $250,000: plus 0.15%; over $500,000: plus 0.25% and over $1,000,000: plus 0.40%. If we change the interest rate on any of the Fixed Term Notes, the interest rate on previously issued Fixed Term Notes issued prior to the date of the prospectus supplement will not be affected.

The Series 3 Notes One Day and Thirty Day Demand Notes have a variable annual interest rate with the initial rates being 5.00% and 5.25% respectively. The interest rates for the Demand Notes will be adjusted while outstanding as follows: One Day Note = Federal-Funds Target Rate plus 2.25% and Thirty Day Note = Federal-Funds Target Rate plus 2.50%. The variable annual interest rates for the Demand Notes will be adjusted periodically by us in accordance with changes in market conditions by filing a supplement to this prospectus. We will notify you in writing at least seven (7) days prior to any decrease in the interest rate and the holder will have ample opportunity to make a demand election if they so desire or they can simply continue to hold the demand Note with the new interest rate.

The Series 4 Notes One Year Fixed Term Notes, Three Year Fixed Term Notes and Five Year Fixed Term Notes will have an annual interest rate fixed at the time of issuance with the initial interest rates being 7.00%, 7.25% and 7.75% respectively. We may change the interest rate periodically for future Fixed Term Notes in accordance with the Federal-Funds Target Rate as follows: One Year Note = Federal-Funds Target Rate plus 4.25%; Three Year Note = Federal-Funds Target Rate plus 4.50%; and Five Year Note = Federal-Funds Target Rate plus 5.00%. In addition, there are the following interest rate bonuses for large-balance accounts: over $250,000: plus 0.15%; over $500,000: plus 0.25% and over $1,000,000: plus 0.40%. If we change the interest rate on any of the Fixed Term Notes, the interest rate on previously issued Fixed Term Notes issued prior to the date of the prospectus supplement will not be affected.

Interest Compounding	The interest on all Notes is compounded daily. The initial effective annual yield, based upon the funds being invested for a continuous 365 days, is 5.13% and 5.39% for the Series 3 Notes One Day and Thirty Day Demand Notes, respectively, based upon the current rate, and 6.45%, 6.82% and 7.09%, for the Series 3 Notes One Year Fixed Term Notes, Three Year Fixed Term Notes and Five Year Fixed Term Notes, respectively, based upon the current rate.

The initial effective annual yield, based upon the funds being invested for a continuous 365 days, is 7.25%, 7.52% and 8.06%, for the Series 4 Notes One Year Fixed Term Notes, Three Year Fixed Term Notes and Five Year Fixed Term Notes, respectively, based upon the current rate.

Interest Payments	You may elect to receive interest payments monthly, quarterly, semi-annually or annually. You may also elect for the interest to be accrued and added to the balance of your account.

Principal Payments	We will pay the principal amount of each Fixed Term Note upon maturity and each Demand Note upon demand after the expiration of the respective demand period. You may redeem the outstanding principal of your Fixed Term Notes at any time subject to a penalty.

Mandatory Call by Company	We may prepay the outstanding principal amount of your Fixed Term Notes and Demand Notes at any time without penalty or premium.

Redemption by Holders	You may redeem all or some of the outstanding principal and accrued but unpaid interest balance of your Fixed Term Notes at any time in whole or in part subject to a penalty of three months interest earnings for One Year Fixed Term Notes and two months interest earnings for each year in advance of maturity that the redemption occurs for Three Year Fixed Term Notes and Five Year Fixed Term Notes. The penalty for early redemption will be calculated based on the then applicable interest rate and the amount to be redeemed. KH Funding shall fund early redemption requests upon ninety days advance notice.

Collateral	The Series 3 Notes will be secured by all assets of KH Funding Company, including, without limitation, all accounts, chattel paper, documents, equipment, general intangibles (including payment intangibles, trademarks, patents, copyrights, tax refunds), goods, instruments (including promissory notes), inventory, investment property, letter-of-credit rights, and supporting obligations, wherever located, as now or hereafter existing, arising or acquired, and all proceeds (including insurance proceeds) and products of the foregoing, and will rank senior to all unsecured and subordinated indebtedness of KH Funding Company.

The Series 4 Notes will be unsecured and will rank junior to the Series 3 Notes and on a parity with all other unsecured and subordinated indebtedness of KH Funding Company.

Use of Proceeds	We currently intend to use the proceeds from the sale of the Notes to purchase loans, generally at a discount, from brokers, banks and other lenders and to redeem existing outstanding notes or Notes sold under this offering that come due during the period of this offering.

Plan of Distribution	We will sell the Notes on a continuous basis to the public in certain states. The Notes will be sold by officers of the company, as well as, certain broker-dealers on a “best efforts” or agency basis. There is no minimum amount of Notes that must be sold under this Offering. No escrow accounts will be utilized. The proceeds from the sales of the Notes will be paid directly to us and will not be placed in an escrow account. You must purchase a minimum of $5,000 in principal amount of the Notes. We reserve the right to waive this minimum and accept a lesser amount from any investor.

Sale and Clearance	The Notes are issued in book-entry only form. We do not intend to issue the Notes in certificated form.

Risk Factors	Purchasing the Notes involves certain risks. You should carefully review the risks described in this prospectus and beginning on page 6 under the heading “Risk Factors.”

Summary Financial Data

You should consider our summary financial information set forth below together with the more detailed financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” included elsewhere in this report.

	Year Ended December 31,
	2004	2003	2002	2001	2000
Statement of Operations Data:
Revenue:
Interest and Fees on Loans	$2,006,449	$1,826,202	$1,757,153	$1,463,789	$1,245,557
Other Income(1)	390,121	232,299	106,504	105,800	19,561
Total Revenue(2)	2,396,570	2,058,501	1,863,657	1,569,589	1,265,118
Provision for Loan Losses	266,700	146,379	144,165	158,000	53,000
Expenses:
Interest	1,297,978	1,273,677	1,173,985	1,007,521	812,560
Non-Interest	929,265	634,279	516,431	440,364	337,632
Total Expenses(3)	2,494,043	1,907,956	1,690,416	1,447,885	1,150,192
Net Income (Loss)	(97,473)	4,166	29,076	(36,296)	61,926
Per Common Share Data:
Basic Earnings (Loss) Per Share(4)	(0.04)	-0-	0.02	(0.02)	0.04
Diluted Earnings (Loss) Per Share(5)	(0.04)	-0-	0.01	(0.02)	0.03

(1)	Consists of all Non-Interest Income plus Interest on Bank Accounts, Interest on Investments-Marketable Securities and Other Interest.
(2)	The sum of Interest and Fees on Loans plus Other Income as explained above in (1).
(3)	The sum of Interest Expense plus Non-Interest Expense.
(4)	Using average of beginning and ending balance of number of shares and annual earnings, shown in cents per share.
(5)	Using average of beginning and ending balance of number of shares and number of outstanding options, and annual earnings-cents per share.

	Year Ended December 31,
	2004	2003	2002	2001	2000
Balance Sheet Data:
Cash and Marketable Securities	$3,325,093	$4,169,911	$2,371,931	$357,957	$416,939
Loans Receivable	20,144,798	15,590,526	15,830,293	13,036,199	9,611,228
Real Estate Owned	709,973	1,014,254	1,011,424	1,198,681	321,521
Other Assets(1)	2,039,085	2,280,217	676,560	423,112	346,293
Total assets	26,221,949	23,090,908	19,890,208	15,015,949	10,695,981
Notes Payable	24,817,403	19,980,673	17,482,519	12,789,068	9,253,739
Participation Loans	107,248	105,636	1,077,730	1,024,115	0
Other Liabilities(2)	101,446	1,322,686	358,902	422,654	360,067
Total Liabilities	25,026,097	21,408,995	18,919,151	14,235,837	9,613,806
Stockholders Equity	1,195,852	1,681,913	971,057	780,112	1,082,175

Other Financial Data:
Return on Average Assets(3)	(0.40%)	0.02%	0.17%	(0.28%)	0.59%
Return on Average Equity(4)	(6.77%)	0.31%	3.32%	(3.90%)	5.66%
Stockholders’ Equity to Total Assets	4.56%	7.28%	5.1%	5.2%	10.1%

Loan Portfolio:
Principal Funded During Period	$12,841,741	$6,875,053	$7,168,744	$9,563,367	$2,536,066
Principal Received During Period	$8,005,490	$6,970,257	$3,730,793	$5,062,451	$2,174,071
Average Interest Rate For Period	10.89%	10.74%	11.00%	11.94%	11.96%
Loan Charge-off’s as a Percent of Total Portfolio at End of Period(5)	1.40%	0.73%	0.88%	0.81%	0.89%

Notes Payable:
Sale of Notes During Period	$49,008,102	$26,630,166	$22,926,619	$14,418,456	$10,367,351
Redemption of Notes During Period	$44,786,895	$24,697,770	$18,681,654	$11,280,177	$10,661,308
Average Interest Rate For Period	5.69%	6.0%	6.40%	7.86%	8.43%

(1)	Consists of the sum of the following: Accrued Interest, Prepaid Expenses, Other Receivables, Investments-Other, Property and Equipment-Net, and Other Assets.
(2)	Consists of the sum of the following: Borrowings, Accounts Payable and Accrued Expenses, and Escrows.
(3)	Using average of beginning and ending balances for assets, and earnings for period (annualized)
(4)	Using average of beginning and ending balances for equity, and earnings for period (annualized)
(5)	Annualized

RISK FACTORS

Your investment in the Notes involves certain risks. In addition to the other information in this prospectus, you should carefully consider the risks described below and all the information contained in this prospectus before deciding whether to purchase any of the Notes.

Risks Related to the Notes and the Offering

The Notes are not insured against loss by the FDIC or any governmental agency, and the sole source of repayment is KH Funding. Because of this you could lose your entire investment.

Neither the FDIC nor any other governmental or private agency insures the Notes offered by this prospectus. The redemption of the Notes is dependent solely upon sources such as our earnings, our working capital and other sources of funds, including proceeds from the continuing sale of debt. If these sources of redemption are inadequate, you could lose your entire investment.

Since we do not set aside funds to redeem the Notes offered, you must rely on our revenues from operations and other sources for redemption. If our sources of redemption are not adequate, we may be unable to redeem the Notes at maturity and you could lose all or a part of your investment.

We do not contribute funds on a regular basis to a separate account, commonly known as a sinking fund, to redeem the Notes upon maturity. Because funds are not set aside periodically for the redemption of the Notes over their term, holders of the Notes must rely on our revenues from operations and other sources for redemption. To the extent revenues from operations and other note offerings are not sufficient to redeem the debt, holders may lose all or a part of their investment. See, “Management’s Discussion and Analysis – Liquidity and Capital Resources.”

At March 31, 2005, there was approximately $6,618,585 of one-day and $6,744,587 of thirty-day demand notes payable upon one-day and thirty-days demand. See, Note C to the Financial Statements which discusses the note payable maturities in more detail. Our ability to generate revenues from operations in the future is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that funds from these sources will be sufficient to meet our anticipated future operating expenditures and note payable obligations as they become due. Again, if our sources for redemption are lower than we expect and/or insufficient to redeem the outstanding Notes, holders may lose all or a part of their investment.

We are selling the offering without making any arrangements for escrow of the proceeds, and all purchases of the Notes will be irrevocable.

No escrow or trust account will be established and all purchases of the Notes will be irrevocable. Therefore, funds tendered by investors will not be placed in escrow and will be available for use by us immediately. The lack of an escrow arrangement, and the absence of the ability to revoke purchases, could cause greater risk to the investors in the event that insufficient funding is raised in the offering. See “Description of the Notes.”

We may incur substantially more debt from this offering and our increased indebtedness could adversely affect our financial condition.

Our indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing;

•	require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures and other general corporate purposes;

•	increase our vulnerability to interest rate increases if future debt must be incurred at higher rates of interest than currently exist;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry;

•	place us at a competitive disadvantage relative to competitors with less debt; and

•	make it difficult or impossible for us to pay the principal amount of the Notes at maturity, thereby causing an event of default under the indenture.

We may incur substantial additional debt in the future. The terms of these Notes will not prohibit us from doing so. If new debt is added to our current levels, the related risks described above could intensify.

Our one-day demand Notes with checking account privileges allow those investors to redeem their investment with one-day advance notice to KH Funding which could increase the volatility of our cash position from time-to-time. If we experience a negative cash flow position it could impair our ability to make principal and interest payments due under the terms of the Notes.

The holders of one-day demand notes are given the option to withdraw funds by providing one-day advance notice to KH Funding of their redemption request, or through the use of a checking account provided to the investor by KH Funding (this feature is not applicable to South Carolina residents). The checking accounts are provided through Bank of America and other local banks. These redemption privileges necessitate that we keep adequate cash reserves available to accommodate immediate redemption requests which could cause the company to suffer severe cash fluctuations. In an attempt to manage this potential risk carefully, we have established “maximum balance” limits on the amount of one-day and thirty-day demand notes that may be held by any one investor. Specifically, no one investor may hold more than an aggregate of $250,000 in one-day demand notes and, no one investor may hold more than an aggregate of $500,000 in thirty-day demand notes. Therefore, no one investor may immediately demand redemption of an extremely large dollar amount. We do reserve the right to waive these maximum balance limits for any investor; however, we only do so in very limited instances and after careful analysis of the facts and circumstances.

However, our maximum balance limits do not provide us complete protection from the possibility of severe cash fluctuations. If we experience severe cash flow fluctuations from operations, it could impair our ability to make principal and interest payments due under the terms of the Notes.

Since the Series 4 Notes are unsecured and second in right of repayment to the Series 3 Senior Secured Notes and any other senior debt we may incur, in the event of insolvency, holders of the Series 4 Notes would be repaid only if funds remain after the repayment of any senior debt we may have at the time.

The Series 3 Notes will be secured by all assets of KH Funding, including, without limitation, all accounts, chattel paper, documents, equipment, general intangibles (including payment intangibles, trademarks, patents, copyrights, tax refunds), goods, instruments (including promissory notes), inventory, investment property, letter-of-credit rights, and supporting obligations, wherever located, as now or hereafter existing, arising or acquired, and all proceeds (including insurance proceeds) and products of the foregoing, and will have parity with existing Series 3 Notes previously issued and still outstanding and rank senior to all unsecured and subordinated indebtedness of KH Funding.

The Series 4 Notes will be unsecured and will be subordinated, or second in right of repayment, to the Series 3 Notes and any other senior debt we may incur or have previously incurred and is still outstanding. However, we may have up to $120,000,000 of senior debt from this offering and there is no limitation on the amount of senior debt we can incur. Senior debt includes any indebtedness incurred in connection with our borrowings from a bank, trust company, insurance company, or from any other institutional lender. These borrowings do not have to be specifically designated as “senior debt.” If we were to become insolvent, our senior debt would have to be paid in full prior to payment of Series 4 Notes in our liquidation. As a result, there may not be adequate funds remaining to pay the principal and interest on the Series 4 Notes. See “Description of the Notes.”

We are not required to sell all of the Notes to consummate the offering, so the offering may be completed with an insufficient amount of the Notes sold to implement our projected growth strategy.

We are not required to sell all of the Notes before issuing any Notes and using the proceeds from those sales and/or terminating the offering. The offering may be completed even if substantially less than the total number of Notes offered is sold. The Notes are being sold without the services of an underwriter or broker-dealer and we may not be able to sell the entire $150,000,000 in Notes we are offering in this prospectus. If we are unable to sell a sufficient amount of Notes, we may have insufficient funds to successfully implement our projected growth strategy. See “Plan of Distribution.”

Your ability to liquidate your investment is limited because of transfer restrictions and the lack of a trading market.

The Notes sold under this prospectus may not be transferred without our prior written consent. In addition, there is no established trading market for the Notes. Due to the non-transferable nature of the Notes and the lack of a market for the sale of the Notes, which depends upon the presence in the marketplace of both willing buyers and sellers at any given time, even if we permitted a transfer, there can be no assurance that investors will be able to sell the Notes. See “Description of the Notes.”

Our management will have broad discretion over allocating all of the proceeds from the offering, so they could use the proceeds in a manner contrary to the best interests of investors.

Our management will have broad discretion in allocating all of the proceeds of the offering will be used. As a result, management could use the funds in a manner contrary to the best interest of investors. See “Use of Proceeds.”

Risk Related to Our Business

Our assessment of the quality of loans we acquire may be inaccurate which could adversely affect our profitability.

Before we purchase or originate loans, we perform an evaluation of the loans in order to determine whether they are eligible for our portfolio. There is no guarantee that the initial analysis of the loans will reflect actual future results which, if unfavorable, could adversely affect our profitability. See “Our Business—Lending Activities.”

If all of the remedies for recovering a defaulted loan that we own are inadequate, it could have a materially adverse effect on our financial results.

We may fail to collect funds from originated and acquired loans. Our ability to fully recover amounts due under the originated and acquired loans may be adversely affected by, among other things:

•	the financial failure of the borrowers;

•	the purchase of fraudulent loans;

•	misrepresentations by a broker, bank or other lender;

•	third-party disputes; and

•	third-party claims with respect to security interests.

Any of these events could require us to seek enforcement of a borrower’s guarantee, which could prove to be inadequate to fully collect the loans. Therefore, we cannot assure you that we will not experience losses on acquired or originated loans in the future. These potential future losses may be significant, may vary from current estimates or historical results and could exceed the amount of the balance budgeted to our loan losses. We do not maintain insurance covering such losses. In addition, the amount of provisions for loan losses may be either greater or less than actual future write-offs of the loans relating to these provisions. Any of these events could have a materially adverse effect on our business. See “Our Business—Allowance for Loan Losses.”

Our lack of diversified operations and investments increases our exposure to risk of loss.

Primarily our operations consist of, and our income is derived from, investing in mortgage loans that we purchase from brokers, banks and other lenders and making loans to small businesses and individuals. In addition, we invest excess cash in investment grade debt securities issued by financial companies that we hold for liquidity and investment purposes. Further, we hold as investments many of the properties on which we foreclose. Most of these properties are held as rental investments. This lack of diversification, of investing only in loans, and to a lesser degree in bonds and real estate, increases our exposure to the risk of loss if a substantial number of loans become uncollectible. This increases the risk that uncollectible loans could materially affect our financial results.

A change in market interest rates may result in a reduction in our profits and impair our ability to repay the Notes.

Rapid changes, either upward or downward, in interest rates may adversely affect our profits. Any future rise in interest rates may:

•	reduce customer demand for our products;

•	widen investor spread requirements;

•	change loan prepayment rates;

•	increase our cost of funds;

•	reduce the spread between the rate of interest we receive on loans and interest rates we must pay under our outstanding debt securities; and

•	limit our access to borrowings in the capital markets.

We are subject to risks associated with decreases in interest rates to the extent that we have issued fixed rate debt securities with scheduled maturities of over one year. At December 31, 2004 we had $8,518,043 million debt securities with scheduled maturities greater than one year. If market interest rates decrease in the future, the rates paid on our long term debt securities could exceed the current market rate paid for similar instruments which could result in a reduction in our profitability which could impair our ability to redeem the debt securities.

If we are not able to sustain the levels of loan originations that we experienced in the past, our future profits may be reduced and our ability to redeem the Notes may be impaired.

It is necessary for us to continue adding loans to our investment portfolio because we need to re-invest proceeds of loan payoffs as they are received. We will also need to invest in more mortgages as we grow in size. Our ability to sustain the level of loan originations needed depends upon a variety of factors outside our control, including:

•	interest rates;

•	economic conditions in our primary market area;

•	decline in real estate values;

•	competition; and

•	regulatory restrictions.

In a rising interest rate environment, we would expect our ability to originate loans at interest rates that will maintain our current level of profitability will be easier compared to a falling or stable interest rate environment. If we are unable to sustain our levels of growth, our profits may be reduced and our ability to repay the debt securities upon maturity impaired.

Our lending activities are concentrated in the Washington/Baltimore metropolitan areas, so we are subject to the economic conditions of those areas.

Our lending activities are concentrated in the Washington, D.C. and Baltimore, Maryland metropolitan areas. Therefore, any negative changes that could arise in the economy of those areas could have a negative effect on our business.

We are dependent on our senior management team and, if we are not able to retain them, it could have a materially adverse effect on us.

We are dependent upon the continued services and experience of our senior management team, including Robert L. Harris, our Chief Executive Officer and President, Louise B. Sehman, our Chief Financial Officer, Secretary and Treasurer, James E. Parker, a Vice President, Ronald L. Nicholson, a Vice President and Martin Angeli, a Vice President. We depend on the services of Messrs. Harris, Parker, Nicholson and Angeli and Ms. Sehman and other members of our senior management team to, among other things, continue our growth strategies and maintain and develop our client relationships. We have no employment agreements with any of our employees. The loss of the services of any of our senior management or any of our other key employees would disrupt our operations and would delay our planned growth while we worked to replace those employees. We maintain “key person” life insurance on Robert L. Harris only. As a result, if any of our other key employees were to die or become unable to provide services for us, our operations would be disrupted and we would have no means of recovering any resulting losses. In addition, if Mr. Harris were to die or become unable to provide services for us, there is no assurance that the insurance proceeds would be sufficient to recover any resulting losses.

We have notes payable and notes receivable with certain of our officers, directors and principal stockholders. This might cause such persons to have a conflict of interest.

As of December 31, 2004, some of our officers, directors and stockholders held notes payable totaling $5,851,281. Although such persons’ equity ownership encourages them to act in the best interests of all stockholders, circumstances could arise where such persons, particularly those that are members of our Board of Directors, will be in a position of allocating available cash in a manner that may not be in the best interests of other stockholders. In addition, as of December 31, 2004, certain loans held by KH Funding to some of our officers, directors and stockholders totaled $1,833,611. Although we believe that each of these transactions were on terms as favorable as could have been obtained from an unrelated party, they could create, or appear to create, potential conflicts of interest which may not necessarily be resolved in our favor. This could have a material adverse effect on our business, operating results and financial condition. See, “Certain Relationships and Related Transactions.”

We do not have a compensation committee.

Currently, we do not have a compensation committee and we do not know if or when such a committee will be formed. In the meantime, our Board of Directors governs decisions regarding compensation. Our Board of Directors is not entirely comprised of independent members. See “Management.”

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained, or incorporated by reference, in this prospectus discuss future expectations, contain projections of results of operations or financial condition or state other “forward-looking” information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The “forward-looking” information is based on various factors and was derived using numerous assumptions. In some cases, you can identify these so-called “forward-looking statements” by words like “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of those words and other comparable words. You should be aware that those statements only reflect our predictions. Actual events or results may differ substantially. Important factors that could cause our actual results to be materially different from the forward-looking statements are disclosed under the heading “Risk Factors” and throughout this prospectus.

USE OF PROCEEDS

If all of the Notes we are offering in this prospectus are sold, we expect proceeds to total $150,000,000 before deducting offering expenses. We currently intend to use the proceeds received from the sale of the Notes in the following manner:

Total Proceeds:	$150,000,000	(1)	100.00%
Offering Expenses:	250,000	(1)	0.17%
Operations:
Note Redemptions	90,000,000	(2)	60.00%
Loan Acquisitions	59,750,000	(3)	39.83%

Total:	$150,000,000		100.00%

(1)	Estimated amounts.
(2)	We will use proceeds from this offering to redeem existing notes we issued prior to this offering and to redeem Notes under this offering that may come due during the offering period. Most of the redemptions come from the high turnover in the notes that have checking account withdrawal privileges (one-day demand Notes), and to a lesser degree from the Fixed Rate Notes. We have not allocated any specific amount of the proceeds to be used for note redemptions to officers, directors, their affiliates or associates. However, there are many of our officers, directors, affiliates or associates whom are also our customers. If a customer, which happens to also be an officer, director, affiliate or associate, wishes to redeem note(s), they will be allowed to do so in the ordinary course of business and on terms consistent with other note holders. In addition, we expect to make intermediate investments in bonds which will be converted into higher rate, liquid mortgages as such mortgages become available. However, we anticipate that such bond investments will never be more than approximately 10% of our total assets.
(3)	We will originate loans, as well as, purchase loans from brokers, banks and other lenders. These notes will typically be first trust residential loans at an interest rate of between 7% and 10% made to a non-occupant owner (investment property loan) with an 80% loan-to-value and a 5 to 10 year balloon payment feature. In addition, we expect to make intermediate investments in bonds which will be converted into higher rate, liquid mortgages as such mortgages become available. However, we anticipate that such bond investments will never be more than approximately 10% of our total assets.

There is no minimum amount of Notes that must be sold under this Offering and we do not anticipate any material changes to our planned use of proceeds if we fail to achieve the maximum $150,000,000 offering amount; approximately 60% for note redemptions and approximately 39.83% for loan acquisitions.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion may contain statements that could be deemed forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act, which statements are inherently subject to risks and uncertainties. Forward-looking statements are statements that include projections, predictions, expectations or beliefs and future events or results or otherwise are not statements of historical fact. Such statements are often characterized by the use of qualifying words (and their derivatives) such as “expect,” “believe,” “estimate,” “plan,” “project,” “anticipate,” or other statements concerning opinions or judgment of KH Funding and its management about future events. Factors that could influence the accuracy of such forward-looking statements include, but are not limited to, the financial success or changing strategies of KH Funding’s customers, actions of government regulators, the level of market interest rates, and general economic conditions. See “FORWARD LOOKING STATEMENTS.”

Critical Accounting Policies

The Securities and Exchange Commission (“SEC”) recently issued guidelines on the disclosure of critical accounting policies. The SEC defines critical accounting policies as those that require application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Our significant accounting policies are disclosed in the footnotes to the financial statements. Management believes the following significant accounting policies also are considered critical accounting policies:

Loan impairment—A loan is considered impaired when, based on available information or current events, it is probable that we will be unable to collect scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not considered impaired. We measure impairment on a loan by loan basis using the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market value, or the fair value of the collateral if the loan is collateral-dependent. However, impairment is based on the fair value of the collateral if it is determined that foreclosure is probable.

Allowance for loan losses—We periodically evaluate the adequacy of the allowance for loan losses based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that might affect the borrower’s ability to repay, the estimated value of any underlying collateral, and current economic conditions. While we use information available in establishing the allowance for loan losses, evaluation assessments are inherently subjective and future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. The allowance for loan losses is a material estimate that is particularly susceptible to significant change in the near term.

Overview

KH Funding Company’s primary business activities consist of originating, acquiring and servicing mortgage loans, and issuing interest-bearing debt securities to investors. KH Funding Company’s business operations are conducted solely from its headquarters in Silver Spring, Maryland.

KH Funding has been selling its corporate notes since 1990. The note purchasers have been attracted primarily through word-of-mouth referrals. The proceeds from the sale of Notes are used to make redemptions to existing note holders and for investment in real estate mortgage loans, business loans, investment grade debt securities and real property. We emphasize the direct origination of small commercial real estate mortgage loans and investment property residential mortgage loans. We purchase first and second trust residential loans nationwide from other lenders and banks.

Our net income depends largely upon our net interest income, which is the difference between interest income from loans and investments, referred to as interest-earning assets, and interest expense on investor notes and other borrowed funds, referred to as interest-bearing liabilities. Our net interest income is significantly affected by general economic conditions, policies established by regulatory authorities and competition.

Recent Developments

Broker-Dealers.    The Company has been expanding the wholesale distribution for its investment products by engaging in strategic alliances with several major financial services firms throughout the country. We currently have signed selling agreements with two NASD Broker-Dealers with a network of over 170 registered representatives in the Midwest and West. These alliances give us the ability to sell our Investment Debt Securities through a network of financial consultants in defined geographic locations. To date, our wholesale distribution plan has been very successful, establishing close to 300 new investment accounts providing over $8,000,000 in funds to KH Funding. We plan to further increase our wholesale network, and are currently in negotiations with several NASD member Broker Dealers interested in distributing our notes in parts of the United States where we are not currently represented.

Sub-S Corporate Status.    During the preparation of the 2003 income tax returns for the company, it was discovered that during 2003 stock in the company was transferred to shareholders who were ineligible to be S corporation shareholders. The effect of such a transfer is to terminate the S election on the date of the transfer. However, the Internal Revenue Service has a process by which they will allow the S election to continue based on “inadvertent terminations.” We submitted a formal request to the Internal Revenue Service for such treatment, and on November 18, 2004 our request was approved. Therefore, our S election was unaffected.

Comparison of Financial Condition at December 31, 2004 and 2003

Assets.    Total assets increased $3.13 million, to $26.22 million at December 31, 2004, from $23.09 million at December 31, 2003. The size of the gross loan portfolio increased to $20.50 million from $15.92 million. Investments available for sale decreased from $2,520,949 to $658,248.

As of December 31, 2004 and 2003 non-accrual loans totaled $583,351 and $441,474, respectively. The increase of $141,877 is represented by first trust loans on which the Company anticipates little or no loss.

As of December 31, 2004 and 2003, there were loans of $2,109,236 and $2,282,688, respectively, more than ninety days past due on the books of the Company that continue to earn interest. These loans are well collateralized and the borrowers are making regular payments.

Liabilities.    Total liabilities increased $3.62 million or 16.9% to $25.03 million at December 31, 2004, from $21.41 million at December 31, 2003. The increase was largely the result of increases in notes payable to investors due to our increased marketing efforts and affiliations with brokers.

Equity.    Total stockholders’ equity decreased to $1,195,852 or 28.9% in 2004 from $1,681,913 in 2003 due to an operating loss in 2004 and dividends paid to shareholders.

Comparison of Operating Results for Years ended December 31, 2004 and 2003

The average yield earned on loans receivable increased to 10.89% in 2004 from 10.74% in 2003. The increase was due to more aggressive pricing by the Company on both the loans it originates directly and loans it acquires.

The average rate paid on investor accounts decreased to 5.69% in 2004 from 6.00% in 2003. The net result was an increase in net interest rate spread, which was 5.20% for 2004 as compared to 4.74% in 2003. The net interest rate spread is at note rates and excludes fee income and expense.

Net (Loss) Income.    Net loss for the year ended December 31, 2004 was $97,473 compared to net income of $4,166 for the year ended December 31, 2003. The decrease was attributed to costs associated with the debt offering and increased professional fees.

Interest Income.    Total interest income was $2.27 million in 2004 compared to $1.97 million in 2003. The additional income resulted from growth in our loan portfolio and in higher average balance of investments available for sale in 2004 than 2003. The interest income for all periods includes point and fee income, interest earned on bank investments and marketable securities.

Interest Expense.    Interest expense was $1.30 million in 2004, an increase from the $1.27 million for 2003. The additional expense resulted from an increase in investor accounts, and loan participations, which are treated as financings. The average rate paid on investor accounts decreased to 5.69% in 2004 from 6.00% in 2003. The interest expense includes fees paid for loan purchases. There was one participating loan at December 31, 2003 and 2004.

Provision for Loan Losses.    The provisions for loan losses was $266,700 in 2004 and $146,379 in 2003. We recovered one previously written-off loan of $4,800 in 2004 and $4,815 in 2003. At year-end our impaired loans were $583,351 in 2004 and $441,474 in 2003. Our allowance for loan losses was $233,311 at the end of 2004 and $211,000 at the end of 2003.

Non-Interest Income.    We had non-interest income of $121,637 in 2004 and $89,987 in 2003. The increase was principally the result of gains on the sale of real estate owned, partially offset by recognized impairment losses on investment securities.

Non-Interest Expense.    Non-interest expense increased to $929,365 in 2004 from $634,249 in 2003. The increase was the result of increased salary expense, professional fees, and offering costs.

Income Taxes.    KH Funding Company is a Subchapter S corporation under the Internal Revenue code and accordingly no items appear for income taxes.

Liquidity and Capital Resources

KH Funding Company’s primary sources of capital are the proceeds from the sale of investor notes to investors, principal and interest payments on loans, sales of participation interests in loans and rental income. While maturities and scheduled amortization of loans and investments are predictable sources of funds, the sale of investor notes and mortgage loan prepayments are greatly influenced by interest rate trends, economic conditions and competition. Our One Day Demand Notes are a major cause of turnover in our cash positions.

The table below illustrates the sales of investor notes versus redemptions for the years indicated:

Year	Notes Sold	Notes Redeemed	Percentage
2000	$10,367,351	$10,661,308	102.84%
2001	$14,418,456	$11,280,177	78.23%
2002	$22,926,619	$18,681,654	81.47%
2003	$26,630,166	$24,697,770	92.74%
2004	$49,008,102	$44,786,895	91.39%

During the past few years, the combination of generally low interest rates on deposit products at commercial banks, the poor performance of the stock market, our public offering for notes, and increasing referrals from customers have positioned KH Funding to experience solid growth in the number of new investors attracted to its investment products. Based on its monitoring of historic trends and its current pricing strategy for investor accounts, management believes KH Funding Company will retain a large portion of its existing investors and will experience a significant increase of funds from new investors in the future.

The maturities of notes payable at December 31, 2004 is as follows:

Year ending December 31,
2005	$16,299,360
2006	2,670,997
2007	3,330,398
2008	1,010,740
2009	1,425,702
2010	80,206

$24,817,403

Redemption of Notes Payable.    Management believes that the risk of not being able to fund redemption requests only exists if the requests for redemption exceed the amount of readily available cash, i.e., if our liquidity is insufficient to fund redemptions. Upon the sale of a note payable, the funds for redemption are immediately available. Of course, part of our investment strategy is to invest funds that are invested with us for a longer period into higher yielding, less liquid investments, such as mortgages; nevertheless, the funds are still available, just not immediately. Only holders of one-day demand notes can ask for funds sooner than thirty days, and we make an effort to keep funds available for these requests. Only holders of thirty-day demand notes can ask for funds sooner than 90 days, and if the funds will not be available within thirty days, we will sell some of our mortgage loans (notes receivables) to have the funds available to meet requests for funds from these note holders. All other types of notes, that is the term notes of one, three and five years, are redeemable upon maturity, or prior to maturity on 90 days advance notice, subject to a penalty. If necessary, we will sell loans (notes receivables) in bulk to fund redemption requests from note holders.

The Company strives to maintain sufficient liquidity to meet all redemption requests. We normally hold 10% to 20% of our assets in cash and cash equivalents to fund redemptions of one-day accounts. This amount has always been sufficient for us to meet our obligations. Also, if required, we are able to sell loans within 30 days to raise cash to meet redemption requests from 30-day account holders or within 90 days to meet early redemption requests from term account note holders. The majority of our loan assets are classified as available for sale to meet liquidity demands, if necessary.

Plan to Raise Additional Capital.    We intend to continue to expand our operations through future public offerings of debt by the Company and select, contracted Broker-Dealers, and sales of capital stock. However, there is no assurance that such transactions will occur or be successful.

We also expect that we will be able to attract more investors who are interested in our longer-term fixed rate notes. We are now offering trust services for IRA accounts through our Trust Services Department. We intend to expand these services and believe that IRA investors generally look for investments of a long-term nature, which complements our preferred mode of investing.

Use of Capital Proceeds.    Capital received by us in prior years has been used to fund new loans. However, rather than directly originating new loans, in the last five years we have purchased ever-larger portions of loans that have been added to our portfolio. The loans are purchased nationwide from brokers, banks and other lenders, usually at a discount, in wholesale bulk purchases. We will continue to expand this wholesale component of our operations and have it be a major part of our loan acquisition strategy.

We anticipate that our operations will shift to acquiring larger percentages of loans at the wholesale level. This increased wholesale component will enable us to expand our operations and increase our net profit with a limited amount of additional expense because we anticipate that only a minimal expansion of our administrative functions will be needed to support an increased wholesale component.

We intend to use our future excess capital to purchase more liquid, marketable loans and to increase the volume of loans we purchase. To increase our investment and portfolio activity, we plan to identify and utilize additional brokers, lenders and banks as sources for our loan acquisitions.

Known Trends, Events or Uncertainties

Impact of Inflation and Interest Rates.    The financial statements of KH Funding and notes thereto, presented elsewhere herein, have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is generally to increase the value of underlying collateral for the loans made by KH Funding to its borrowers. Unlike typical industrial companies, nearly all the assets and liabilities of KH Funding are monetary in nature. As a result, interest rates have a greater impact on KH Funding’s performance than the effects of inflation generally.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards, or SFAS, No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions.” This statement amends the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and more broadly provides for exceptions regarding exchanges of nonmonetary assets that do not have commercial substance. This Statement is effective for nonmonetary asset changes occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard is not expected to have a material impact on financial condition, results of operations, or liquidity.

In December 2004, FASB issued SFAS No. 123R, “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock Issued for Employees.” SFAS No. 123R requires that all share-based payments to employees, including grants of employee stock options, be valued at fair value on the grant date and be expensed over the applicable vesting period. SFAS No. 123R is effective for the Company on January 1, 2006. The Company will transition to SFAS No. 123R using the “modified prospective application.” Under the “modified prospective application,” compensation costs will be recognized in the financial statements for all new share-based payments granted after January 1, 2006. Additionally, the Company will recognize compensation costs for the portion of previously granted awards for which the requisite service has not been rendered (“nonvested awards”) that are outstanding as of July 1, 2005 over the remaining requisite service period of the awards. The compensation expense to be recognized for the nonvested awards will be based on the fair value of the awards. The Company is in the process of analyzing the effects of the impact of this standard on its operations.

In November 2003 the Emerging Issues Task Force (“EITF”) of the FASB issued EITF Abstract 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“EITF 03-1”) effective for fiscal year ending after December 15, 2003. The abstract provides guidelines on the meaning of other than-temporary impairment and its application to investments in addition to requiring quantitative and qualitative disclosures in the financial statements. The Company has implemented the guidelines of this Consensus. The adoption of this Consensus did not have any impact on the Company’s financial condition, results of operations, or liquidity.

OUR BUSINESS

KH Funding Company (www.khfunding.com) conducts both mortgage and investment banking operations from its headquarters in Silver Spring, Maryland. Its primary business activities consist of originating, acquiring and servicing mortgage loans, and issuing interest-bearing debt securities to investors. We emphasize the direct origination of small commercial real estate mortgage loans and investment property residential mortgage loans. We purchase first and second trust residential loans nationwide from other lenders and banks.

Our net income depends largely upon our net interest income, which is the difference between interest income from loans and investments, referred to as interest-earning assets, and interest expense on investor notes and other borrowed funds, referred to as interest-bearing liabilities. Our net interest income may be affected by general economic conditions, policies established by regulatory authorities and competition.

Operations

We operate from an office building in Silver Spring, Maryland. On a daily basis we perform the record keeping and administer the assets of KH Funding Company for the benefit of KH Funding’s stockholders and note holders. This is done in the same way as a commercial bank administers its assets for the benefit of its stockholders and depositors.

Our assets of $26.22 million as of December 31, 2004 consist of cash, mortgage notes, real property and marketable securities. In the normal course of business we collect the income generated by the assets; receive funds from investors; handle the redemption of debentures; and maintain and track the receipts, disbursements and balances on escrow accounts established by the borrowers.

The following table sets forth certain information relating to KH Funding Company for the five years ended December 31, 2004. The average yield and cost of funds are derived by dividing interest income or interest expense by the average balance of notes receivable or notes payable, respectively, for the years shown. All categories are at note rates and exclude fee income and expense.

Year	Average Yield	Cost of Funds	Net Interest Rate Spread
2000	11.96%	8.43%	3.53%
2001	11.94%	7.86%	4.08%
2002	11.00%	6.40%	4.60%
2003	10.74%	6.00%	4.74%
2004	10.89%	5.69%	5.20%

Our sale to investors of one-day demand notes with checking account access has helped us to lower our cost of funds because these notes earn below the average rate of interest on our other investor notes. Also helping to lower our cost of funds was the turnover in the one and three-year investor notes that matured in 2004. These have largely been reinvested in one, three and five-year notes that pay less interest to the investor than the investor was earning on the maturing note. The rates paid on our one-day and 30-day demand notes are changed according to changes in the federal funds target rate.

Technology

KH Funding uses state-of-the-art software and hardware. We maintain an off-site secondary location which has full back-up operability with up-to-date information. The software we use to track our loan portfolio is commercially in use by over 300 other subscribers. Our investment account software was made to our specifications by a contractor that does work for the Department of Housing and Urban Development.

Customer Service

We provide monthly statements and timely, personal service to our investors, which has always cultivated a good “word-of-mouth” referral system. We have developed and made available to our investors on-line access to their accounts at www.khfunding.com. The web site allows investors to view their account information at anytime, such as account balances, maturity dates and recent transactions. Access to the web site will allow investors to complete transfers from one account to another account, order wire transfers, and request withdrawals.

Business Strategy

Our business strategy is to grow and enhance our profitability by increasing our activity of investing in mortgage and business loans. The additional funds necessary to carry through with this strategy will be obtained through the sale of debentures and capital stock.

We intend to continue maintaining our assets and our strict collection procedures for any problem assets. We expect to realize more operating efficiencies and cost controls as we invest the proceeds from future offerings, as we do not expect significant additional personnel or facilities will be needed to handle the investing and administration of the increase in funds.

Market Area and Credit Risk Concentration.

Our lending activities are concentrated primarily in the Washington, DC and Baltimore, MD metropolitan areas. We also purchase residential mortgage loans from banks and other lenders in other states. As of December 31, 2004, our average loan size was $94,000. Our larger loans, above $250,000, are made with a strong emphasis on collateral-based underwriting as opposed to credit scoring only or primarily.

Competition

KH Funding Company faces significant competition both in making loans and in attracting investor funds. Our competition for loans comes principally from commercial banks, mortgage companies, insurance companies and other financial service companies; often these are smaller local independent loan companies or individuals. Our competition for investor funds has historically come from competitors offering uninsured products, such as the mutual fund industry, securities and brokerage firms and insurance companies, as well as insured money market accounts and certificates of deposit at commercial banks.

We are finding that in making loans, and acquiring loans, more and larger institutions are becoming our competitors. This trend is not material at this point as there is a sufficient amount of quality product available from smaller lenders and banks that operate at our level. However, if this trend continues, it is possible that a larger institution that wants our assets could acquire us, or we could choose to align ourselves with a larger institution to enjoy a lower cost of funds.

We are confident going forward that we will continue to be able to attract investors to our investment products. Our one, three and five-year term investments are priced at a rate that is normally more than 200 basis points (2%) above insured investments for a similar term at commercial banks. Our daily and thirty-day liquidity products are competitively priced with other uninsured investments that have similar features such as checking withdrawal. The holders of one-day demand Notes are provided checking accounts to access their funds (this feature is not offered to South Carolina residents). The checking account privileges are exclusively for funds invested in KH Funding notes and allow the holders of one-day demand notes to execute redemption or investment requests conveniently, quickly and with less expense than by wire transfer or the mail. The holder may write a check against the account, which reduces the note balance. The holder may add to their investment by making deposits at the bank through which the checking accounts are provided.

Lending Activities

Our loan portfolio consists primarily of first and second trust loans that we have originated or acquired from other lenders. We also own several business line-of-credit and fixed-term loans that we have directly originated. A small portion of our portfolio contains loans for consumer purposes such as auto and personal loans, and a few loans secured by assets such as stock.

We rely on community contacts as well as referrals from existing customers, attorneys and real estate professionals to generate business within our lending area. In addition, we have developed a list of note brokers, banks and lenders nationwide that sell us loans.

We have developed underwriting policies to control the inherent risks in the origination and acquisition of loans. The policies address approval limits, loan-to-value ratios, appraisal requirements, debt service coverage ratios, loan concentration limits and other matters relevant to loan underwriting.

First Trust Lending.

Direct Origination.    We primarily originate first trust loans for investment (rented) residential real estate, and small commercial properties. We generally have a loan-to-value (LTV) of 80%, or less. Credit scores of the borrowers generally range in the mid 600’s. Credit scores are determined by complex computer programs which take into consideration many factors. There are three companies that are the primary providers of credit reports and credit scores for individuals. We generally obtain credit reports and/or credit scores from all three companies, and are a member of one, Equifax. Credit scores range from the 400s to the 800s. The lower the score, the lower the “quality” of credit or creditworthiness of the individual. Credit scores from 580 to mid-600’s will generally indicate a “C/C+” borrower, mid-600s to 680 is an “B-/B/B+” borrower, high-600s to low-700s is an “A-” borrower and 720 or higher is an “A” borrower. Lenders adopt different guidelines for acceptability regarding credit scores. For us a credit score of 580 to the 800s (the highest score possible) is within the range of acceptability in order to make or acquire a loan, however, we prefer the credit score to be in the mid-600s and above. The borrowers with a score below the mid-600s must provide us with a reason, or reasons, which mitigate the below mid-600s score.

Acquired Loans.    The first trust loans we acquire nationwide are generally 90% LTV, or less, and the loans are made to sub-prime borrowers. The interest rates are usually 9.5% to 11.5%. The majority of these loans are for lower-priced properties.

Second Trust Lending.

Direct Origination.    The majority of our stand-alone, second trust loans, in which we do not have a first trust on the property, are on owner-occupied properties and the borrowers are consolidating debts. The average LTV is up to 100%. The borrowers’ credit scores generally start at 580 and average in the low 600’s. We are no longer originating this type of loan.

Acquired loans.    We limit the total LTV for these second trust loans to 100%. We formerly purchased loans with LTVs of up to 125%. However, we discontinued that practice in 2000. We also greatly curtailed purchasing stand-alone second trusts in 2000, as we would prefer to also own the first trust when a loan has a combined LTV of more than 90%. However, with a credit score in the low to mid 600’s, and up, we will still purchase stand-alone second trusts.

Business Lending.    We directly originate loans to small businesses. We do not acquire loans made to small businesses. Most of the loans we make are for businesses generating less than $1,000,000 in gross revenue. If the business owns real estate we will put a lien on the property(ies) owned by the business. If the business does not own real estate we will usually place a lien on the primary residence of the owner(s) of the business. We prefer to extend credit facilities to a business only when the equity in the real estate we have a lien on exceeds the loan amount. We are more collateral-sensitive when making business loans than we are “cash flow” sensitive. In other words, if we are considering a loan for a development stage or start-up business and we find the business plan or the results of operations for the business borrower to be reasonably acceptable, and the credit score of the borrower to be at the high end of our range of acceptability, then we will make the loan provided we are well secured with real estate collateral. Generally, the cash flow will not be present at the time the loan is closed, but will be expected to develop with the use of the loan proceeds. However, we do require that the borrower(s) have good credit and a reasonable ability to repay the loan. In the instances where a business has accounts receivable as a primary source of repayment we will put a lien on the accounts receivable.

Other Assets Lending.    Some of the loans in our portfolio are not secured by real estate or business assets. Automobiles and investor notes secure the majority of these loans. These loans are generally made to borrowers with whom we have a long-standing relationship.

Unsecured Lending.    Less than one percent of our loan portfolio contains unsecured loans. The majority of these loans are for small amounts, under $5,000, made to borrowers with whom we have a long-standing relationship, or borrowers referred to us by other customers. A few of these loans are to borrowers with whom we originally held a collateralized loan, but the collateral has been foreclosed upon.

The following table sets forth the composition of our loan portfolio by collateral type in dollar amounts for the periods indicated:

	Year Ended December 31,
Loans By Collateral Type	2004	2003
Collateralized by First Trust Mortgages	$4,251,283	$5,140,758
Collateralized by Business Assets	4,424,112	3,610,143
Collateralized by Investment Property	9,543,663	5,285,001
Other Assets (Auto, Stock)	1,013,265	145,539
Residential Real Estate Second Trust	1,116,984	1,073,275
Other Loans	150,870	167,708

Total Loans Before Allowance for Loan Loss	$20,500,177	$15,922,424

Loan Approval Procedures and Authority.    The Chief Executive Officer may approve any loan up to and including $500,000. The Chief Executive Officer and another member of our Board of Directors must approve all loans over $500,000.

The Company has no internal appraisers and as such it relies on independent appraisers to determine the value of collateral underlying a loan. For commercial property mortgage loans, in addition to an independent appraisal, we generally require an environmental site assessment to be performed. We also require title and hazard insurance on all first and second trust mortgage loans. In addition, we may require borrowers to make payments to a mortgage escrow account for the payment of property taxes.

Non-Performing Assets

Non-accrual loans include loans 90 days or more past due, and other loans which have been identified by management as presenting uncertainty with respect to the collectible portion of interest or principal. There is no recognition of interest earnings on non-accrual loans.

Loans are placed on non-accrual status either when reasonable doubt exists as to the full and timely collection of interest and principal, or when a loan becomes past due 90 days or more and there are no extraordinary circumstances indicating payments on the loan will continue.

Allowance for Loan Losses

We maintain an allowance for loan losses. Charges to loan loss expense, and recoveries of loans previously written-off, increase the allowance. Write-off of a loan decreases the allowance. The adequacy of the allowance is periodically reviewed and adjusted by management based upon past experience, the value of the underlying collateral for specific loans, known or inherent risks in the loan portfolio and current economic conditions.

The most common known risk in the loan portfolio is a non-performing or impaired loan (i.e., the loan is more than 90 days late and the possibility of collection is remote). If KH Funding has specific knowledge or some other reason to consider a loan impaired, management reviews the loan to determine if an impairment loss is required. Collections on the loan reduce the balance of the impaired asset.

If the non-accrual loan asset begins performing again it is reclassified as a performing asset and will accrue interest retroactively from the last date interest had been previously accrued.

If the impaired asset is only partially recovered, or if after all legal remedies have been exhausted no recovery, or no additional recovery, is available, then the un-recoverable portion is written off against the loan loss allowance and the balance of the loan loss allowance is decreased by the amount of the loan being written-off.

Our historical loan loss experience:

Year	Total Loans	Write-Offs Net of Recoveries	Percent
2000	$9,611,228	$85,287	0.89%
2001	$13,406,940	$104,964	0.80%
2002	$16,126,909	$139,069	0.86%
2003	$15,922,424	$111,278	0.70%
2004	$20,500,177	$244,389	1.19%

At December 31, non-performing assets were as follows:

	2004	2003
Loans on non-accrual status	$583,351	$441,474
Real estate held for sale	0.00	150,482

	$583,351	$591,956

Loans 90 days past due and still accruing interest	$2,109,236	$2,282,688

All of the loans 90 days past-due and still accruing interest are adequately collateralized and management does not anticipate loss of principal or accrued interest receivable on these loans.

Governmental Regulations

Our operations may become subject to future federal and state laws and regulations relating to banking or lending operations. These regulations may:

•	require us to obtain and maintain additional licenses and qualifications

•	limit the interest rates, fees and other charges that we are allowed to collect;

•	limit or prescribe other terms of our loan arrangements with borrowers; or

•	subject us to potential claims, defenses and other obligations.

Although we believe that we are currently in compliance with statutes and regulations applicable to our business, there can be no assurance that we will be able to maintain compliance with existing or future governmental regulations. The failure to comply with any current or subsequently enacted statutes and regulations could result in the suspension or termination of our applicable laws and would have a materially adverse effect on us. Furthermore, the adoption of additional statutes and regulations, changes in the interpretation and enforcement of current statutes and regulations, or the expansion of our business into jurisdictions that have adopted more stringent regulatory requirements than those in which we currently conduct business could limit our activities in the future or significantly increase the cost of regulatory compliance.

In addition, certain environmental regulations my affect our operations. For example, our ability to foreclose on the real estate collateralizing our loans may be limited by environmental laws which pertain primarily to commercial properties that require a current or previous owner or operator of real property to investigate and clean up hazardous or toxic substances or chemical releases on the property. In addition, the owner or operator may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and cleanup costs relating to the contaminated property. While we would not knowingly make a loan collateralized by real property that was contaminated, it is possible that the environmental contamination would not be discovered until after we had made the loan.

Insurance

We maintain the following types of insurance for the benefit of KH Funding:

•	Bankers Bond: fidelity and theft coverage of $500,000

•	Mortgage Impairment: covers losses to properties when the borrowers policy has expired

•	Property Damage-Vacant Properties: covers losses to properties immediately after we take title, if they are vacant

•	Liability Coverage-Vacant Properties: covers liability losses to individuals at vacant properties after we take title

•	Key Man Life: $2.7 million payable to KH Funding in the event of the death of Robert L. Harris

•	Key Man Disability: $12,000 per month payable for one year to KH Funding in the event of the disability of Robert L. Harris

•	Umbrella Liability: $2 million in excess liability coverage above any primary liability coverage that we maintain

•	Landlord Policies for Individual Rental Properties: basic insurance for rented properties

•	Health Insurance: maintained for the benefit of the employees

•	Business Owners Policy: comprehensive business and liability coverage

Personnel

At December 31, 2004 we had four full-time employees and, four part-time employees. We consider our relationships with our employees to be good.

Legal Proceedings

We are involved periodically in various claims and lawsuits that arise in connection with our financial services business. We believe that these routine legal proceedings, in the aggregate, are not material to our financial condition and results of operations.

MANAGEMENT

Directors and Executive Officers

The following is the name, age and position of each of our current directors and executive officers:

Name	Age	Position(s)
Robert L. Harris	55	Chief Executive Officer, President and Director
Louise B. Sehman	70	Chief Financial Officer, Secretary and Treasurer
James E. Parker	56	Vice President—Investors Relations
Ronald L. Nicholson	50	Vice President—Accounts and Loan Administration
Martin Angeli	41	Vice President—Sales
Jin S. Kim	56	Director
Jack H. Breskow*	75	Director
Dr. Mervyn Feldman*	70	Director
Solomon Kaspi	37	Director
Alvin Shapiro*	73	Director
Jeremiah P. Connor*	65	Director

*	Asterisks denote individuals who we believe are “independent directors” as that term is defined by the listing standards of The American Stock Exchange.

ROBERT L. HARRIS was a founder of KH Funding Company in 1990 when he also began his service as Managing General Partner and then President. He has been the President, Chief Executive Officer and a director of KH Funding since its incorporation in 1994. Prior to founding KH Funding, Mr. Harris owned and operated businesses and managed commercial and corporate real estate for various firms in Maryland. He attended the Citadel Military College and Montgomery College.

LOUISE B. SEHMAN, age 70, joined KH Funding Company in 1992. She currently serves as the Chief Financial Officer, Secretary and Treasurer of KH Funding. Ms. Sehman was a payroll supervisor for a convenience store chain before joining us. She attended the University of Maryland.

JAMES E. PARKER, age 56, joined KH Funding Company in 1997. He currently serves as the Vice President of Investor Relations and Trust Services. Mr. Parker was an assistant controller of a lumber and supply company before joining us. He earned a Bachelor of Science from the University of Maryland.

RONALD L. NICHOLSON, age 50, joined KH Funding Company in 1996. He currently serves as the Vice President of Accounts and Loan Administration.

MARTIN ANGELI, age 41, joined KH Funding Company in 2003. He currently serves as the Vice President of Sales and Broker Dealer relationships. Mr. Angeli has been licensed since 1989 and has extensive experience as an NASD registered representative. He has previously held positions as Vice President at State Bond & Mortgage, Senior Vice President at Smith Barney and Vice President at Oppenheimer & Co. and Merrill Lynch. He attended Simon Bolivar and Metropolitan University in Caracas, Venezuela where he earned a Bachelor in Business Administration.

JIN S. KIM has served as a director of KH Funding Company since its incorporation in 1994. Ms. Kim was also a founder of KH Funding. Ms. Kim has owned and managed investment real estate since 1981. She is licensed as a real estate appraiser in Maryland.

JACK H. BRESKOW has served as a director of KH Funding Company since its incorporation in 1994. Mr. Breskow is an executive officer of Jack H. Breskow and Associates, Ltd., which provides business, estate and financial planning services to its clients. He is a Certified Life Underwriter and Accredited Estate Planner.

DR. MERVYN FELDMAN has served as a director of KH Funding Company since 1998. Dr. Feldman maintains an active medical practice specializing in podiatry. He attended Wilson Teachers College and the Pennsylvania College of Podiatric Medicine.

SOLOMON KASPI has served as a director of KH Funding Company since 2004. Mr. Kaspi is a mortgage and finance professional, and has been since 1990. Mr. Kaspi graduated from the University of Maryland.

ALVIN SHAPIRO has served as a director of KH Funding Company since 2004. Mr. Shapiro is president of an actuarial firm which specializes in small business pension plans. Mr. Shapiro is a stockbroker, has his Series 6 license and has insurance industry designations of CLU and CHFC. Mr. Shapiro has a MBA from John Hopkins University and a Bachelors of Science in Finance from American College.

JEREMIAH P. CONNOR has served as a director of KH Funding Company since 2004. Mr. Connor is currently a partner of Braunstein & Connor, CPAs, LLP. Mr. Connor is a Certified Public Accountant with over 35 years of accounting experience. Mr. Connor is a distinguished member of state and national CPA organizations. He graduated with a Bachelor of Commercial Science from Benjamin Franklin University.

We do not have employment agreements with any of our employees. We do not maintain director and officer insurance.

Board of Directors

We currently have seven members of our Board of Directors, who are elected to annual terms and until their successors are elected and qualified. Executive officers are appointed by the Board of Directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors, officers or key employees.

Committee of the Board

The Board of Directors has established one standing committee to assist it in carrying out its responsibilities, namely the Audit Committee. It is the Board’s plan to appoint both a Nominations Committee and a Compensation Committee in the near future. The composition and other information regarding the Board’s committee is as follows:

Audit Committee:

Number of Members:	Two

Members:

Jeremiah Connor—Chairman and Alvin Shapiro

We believe that Messers. Connor and Shapiro are each an “independent director” as that term is defined by the listing standards of The American Stock Exchange. In addition, Messers. Connor and Shapiro are each an “audit committee financial expert” as that term is defined in Item 401 of Regulation S-B and by the listing standards of The American Stock Exchange.

Number of Meetings in 2004:	Two

Functions:

•      Recommends to the Board the independent accountants each year and approves the compensation and terms of their engagement

•      Examines the scope and extent of the audit conducted by the independent public accountants and to advise the Board with respect thereto

•      Reviews the recommendations of the independent public accountants with respect to accounting methods and internal controls, and to advise the Board with respect thereto

•      Reviews the annual audit report of our independent accountants and reports of examinations by our regulatory agencies

•      Performs such other functions and responsibilities as may be assigned by the Board

Charter	The Audit Committee operates pursuant to a charter that was adopted by the Board in March 2004.

Director Compensation

Directors received a maximum of either (i) $200 or (ii) an outright grant of 100 shares of the Company’s Common Stock, for each Board meeting attended. No additional fees are paid for attendance at any Committee meetings.

Stock Option Plans

Equity Compensation Plan

On January 16, 1998, our Board of Directors ratified and adopted the 1998 Incentive Stock Plan, which we refer to as our “1998 Plan.” The 1998 Plan sets aside 100,000 shares of our Common Stock for issuance pursuant to the exercise of incentive and non-qualified stock options to be awarded to our employees, officers and directors at the recommendation of the equity compensation plan’s administrator and subject to the approval of our Board of Directors. As of March 31, 2005, there were no incentive stock options outstanding under the 1998 Plan.

On January 27, 2005, our Board of Directors adopted, subject to stockholder approval, the 2005 Incentive Stock Plan, which we refer to as our “2005 Plan.” The 2005 Plan would replace the 1998 Incentive Stock Plan . The 2005 Plan sets aside 1,000,000 shares of our Common Stock for issuance pursuant to the exercise of incentive and non-qualified stock options to be awarded to our employees, officers and directors at the recommendation of the equity compensation plan’s administrator and subject to the approval of our Board of Directors. As of March 31, 2005, there were no incentive stock options outstanding under the equity compensation plan. The 2005 Plan will be submitted to the stockholders for approval at this year’s Annual Meeting scheduled to be held in late May 2005.

Plans Not Approved by Security Holders

From time to time, we have issued options or warrants to employees and non-employees (such as directors, consultants, advisors, vendors, customers, suppliers and lenders) in exchange for services or other consideration provided to us. These issuances have not been made pursuant to a formal policy or plan, but instead are issued with such terms and conditions as may be determined by our Board of Directors from time to time. Generally, our stockholders have not approved or disapproved these issuances. As of March 31, 2005, there were 311,250 stock options outstanding under these programs.

Executive Compensation

The following table sets forth the compensation earned during the fiscal years ended December 31, 2004, 2003, and 2002 by our Chief Executive Officer and each of our other executive officers whose combined salary and bonus exceeded $100,000 during those years. We may refer to these officers as our named executive officers elsewhere herein. Other than the Chief Executive Officer, no named executive officer earned a total annual salary and bonus in excess of $100,000 during the last three completed fiscal years, therefore, the following table sets forth the certain compensation paid by us, including salary, bonus and certain other compensation to our Chief Executive Officer for fiscal years ended December 31, 2004, 2003 and 2002.

SUMMARY COMPENSATION

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year (b)	Salary ($)(c)	Bonus ($)(d)	Other Annual Compensation ($)(e)	Restricted Stock Award (s) ($)(f)	Securities Underlying Options/ SARs (#)(g)	LTIP Pay-outs ($)(h)	All Other Compensation ($)(i)
Robert L. Harris, Chief Executive Officer and President	2004 2003 2002	118,000 125,020 127,926	0 3,692 1,230	— — —	— — —	150,000 — —	— — —	— — —

The following table contains information concerning the grant of stock options approved by our Board of Directors to the named executive officers in the Summary Compensation table above during the fiscal year ended December 31, 2004.

OPTION GRANTS IN LAST FISCAL YEAR

Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date
Robert L. Harris	150,000	93.0	$2.00	09/30/2009

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES

The following table sets forth information with respect to the named executive officers in the Summary Compensation table above concerning the exercisability of options during the fiscal year ended December 31, 2004 and exercisable and unexercisable stock options held as of the end of fiscal year December 31, 2004. None of our named executive officers exercised options in the last fiscal year. The table below outlines the value, as of December 31, 2004, of options granted to our Chief Executive Officer to date that remain exercisable.

			Number of Securities Underlying Unexercised Options at FY-End (#)	Value of Unexercised In-the-Money Options at FY-End ($)
Name	Shares Acquired on Exercise	Value Realized ($)	Exercisable/ Unexercisable	Exercisable/ Unexercisable
Robert L. Harris	—	—	250,000/0	$500,000/0

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following are brief descriptions of transactions between us and any of our directors, executive officers or stockholders known to us to own beneficially more than 5% of our shares, or any member of the immediate family of any of those persons, or other entities in which such persons beneficially own more than 5%.

KH Funding had related party notes held by us and recorded as notes receivable on our balance sheet totaling $1,833,611 and $893,568 as of December 31, 2004 and 2003, respectively, and made by the following officers and stockholders: Robert L. Harris, Jin S. Kim, Ainslee H. Sadler, Richard J. Harris, Dr. Mervyn Feldman and Citadel Financial Corp., a company controlled by Robert L. Harris.

KH Funding had related party notes made by us and recorded as notes payable on our balance sheet totaling $5,851,281 and $5,508,831 as of December 31, 2004 and December 31, 2003, respectively, that were held by officers, directors and stockholders of which $1,425,644 were held by officers, directors, and 5% or more stockholders identified as: Robert L. Harris, Jin S. Kim, Louise B. Sehman, Jack H. Breskow, Dr. Mervyn Feldman, Solomon Kaspi, James Parker and Nick Nicholson.

There is a loan of $185,450, shown on the Balance Sheet as a contra-equity, made to the Company’s CEO for the purchase of 100,000 shares of stock in the Company. The interest rate on this loan is seven percent. The stock has a book value of about $47,900 as of December 31, 2004. Accrued interest receivable on this loan totals $69,800 at December 31, 2004.

During fiscal 2000, in exchange for a lower interest rate KH Funding issued options to purchase 50,000 shares of Common Stock at $2.00 per share and with a five year expiration, in connection with the issuance of a note payable to a stockholder, Mr. Richard A. Allen.

We believe that each transaction with a related party was on terms as favorable as could have been obtained from an unrelated party. And, all future transactions between us and any of our directors, executive officers or stockholders known to us to own beneficially more than 5% of our shares, or any member of the immediate family of any of those persons, or other entities in which such persons beneficially own more than 5%, will be entered into on terms as least as favorable as could be obtained from unaffiliated independent third parties. Such determination shall be made by our independent directors.

Security Ownership of Principal Stockholders

The following table sets forth information with respect to the beneficial ownership of our Common Stock as of March 15, 2005 for:

•	each person who we know owns beneficially more than 5% of our Common Stock,

•	each executive officer,

•	each of our directors, and

•	all of our executive officers and directors as a group.

The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of Common Stock deemed outstanding includes shares issuable upon exercise of options held by the respective person or group which may be exercised within 60 days after March 15, 2005. Further, such beneficial ownership includes securities owned by or for the spouse, children or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power. The same shares may be beneficially owned by more than one person. Beneficial ownership may be disclaimed as to certain of the securities.

The percentages have been calculated by treating as outstanding for purposes of calculating the percentage ownership of a particular person, 2,505,556 shares of the Company’s Common Stock outstanding as of March 15, 2005 and all such shares issuable to such person in the event of the exercise of the person’s options, if any, exercisable at such date or within 60 days thereafter.

Our Common Stock is privately held and there is no public trading market for our Common Stock. All addresses for the executive officers and directors are KH Funding’s address at 10801 Lockwood Drive, Suite 370, Silver Spring, Maryland 20901.

Name and position	Number of Shares(1)		Percent of Class
Robert L. Harris, President, CEO and Director	715,000	(2)	25.9%
Jack H. Breskow, Director	37,500	(3)	1.5%
Jeremiah P. Connor, Director	0		0%
Dr. Mervyn Feldman, Director	95,778	(4)	3.8%
Solomon Kaspi, Director	500,000		20.0%
Jin S. Kim, Director	515,000		20.6%
Alvin Shapiro, Director	0		0%
All Directors and Executive Officers as a Group (7 persons)	1,863,278	(5)	67.6%

(1)	The securities “beneficially owned” by an individual are determined in accordance with the definition of “beneficial ownership” set forth in the regulations of the SEC. Accordingly, they may include securities owned by or for, among others, the spouse and/or minor children or the individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options within 60 days after the date of this table. Beneficial ownership may be disclaimed as to certain of the securities.
(2)	Includes (i) 465,000 shares of Common Stock held directly (100,000 shares of which secure a loan receivable of $185,450 owed to KH Funding) and (ii) options to purchase 250,000 shares of Common Stock, which are exercisable currently or within 60 days of the table date.
(3)	Includes 37,500 shares of Common Stock held by his wife, Eufrosyne Breskow.
(4)	Includes 95,778 shares of Common Stock held with his wife, Harriet Feldman, as tenants by the entirety.
(5)	Includes options to purchase 250,000 shares of Common Stock, which are exercisable currently or within 60 days of the table date.

DESCRIPTION OF THE NOTES

We are offering up to $120,000,000 in aggregate principal amount of Series 3 Senior Secured Investment Debt Securities, made up of $105,000,000 in Demand Notes and $15,000,000 in Fixed Term Notes, and $30,000,000 in aggregate principal amount of Series 4 Subordinated Unsecured Investment Debt Securities in the form of Fixed Term Notes. The Fixed Term Notes have maturity dates of one year, three years and five years. The Demand Notes have demand periods of one day and thirty days. We will not establish a sinking fund for the payment of the Notes.

The Notes are being issued under an indenture with Wells Fargo Bank Minnesota, National Association, serving as the trustee. Wells Fargo Bank, National Association provides general banking financial services. Their office location and telephone number are 213 Court Street, Suite 703, Middletown, Connecticut 06457 and (860) 704-6216. The terms of the Notes include those terms stated in the indenture and those terms incorporated by reference to the Trust Indenture Act of 1939. The Notes are subject to all the terms and conditions of the indenture and the Trust Indenture Act of 1939.

The Series 3 Senior Secured Notes will be secured by all assets of KH Funding Company, including, without limitation, all accounts, chattel paper, documents, equipment, general intangibles (including payment intangibles, trademarks, patents, copyrights, tax refunds), goods, instruments (including promissory notes), inventory, investment property, letter-of-credit rights, and supporting obligations, wherever located, as now or hereafter existing, arising or acquired, and all proceeds (including insurance proceeds) and products of the foregoing, and will rank senior to all unsecured and subordinated indebtedness of KH Funding Company. The Series 4 Subordinated Unsecured Notes will be unsecured and will rank junior to the Series 3 Senior Secured Notes and on a parity with all other unsecured and subordinated indebtedness of KH Funding Company.

The Notes are issued in book-entry only form and clear through Wells Fargo Bank, National Association. We do not intend to issue the Notes in certificated form. The record of beneficial ownership of the Notes will be maintained and updated by us through the establishment and maintenance of accounts. You will receive periodic statements indicating any transactions or activity in your account. You must purchase a minimum of $5,000 in principal amount of the Notes. We reserve the right to waive this minimum and accept a lesser amount from any investor.

The Series 3 Senior Secured One Year Fixed Term Notes, Three Year Fixed Term Notes and Five Year Fixed Term Notes will have an annual interest rate fixed at the time of issuance, with the initial interest rates being 6.25%, 6.60% and 6.85%, respectively. We may change the interest rate periodically for future Series 3 Senior Secured Fixed Term Notes in accordance with the Federal-Funds Target Rate as follows: One Year Note = Federal-Funds Target Rate plus 3.50%; Three Year Note = Federal-Funds Target Rate plus 3.85%; and Five Year Note = Federal-Funds Target Rate plus 4.10%. In addition, there are the following interest rate bonuses for large-balance accounts: over $250,000: plus 0.15%; over $500,000: plus 0.25% and over $1,000,000: plus 0.40%.

The Series 4 Subordinated Unsecured One Year Fixed Term Notes, Three Year Fixed Term Notes and Five Year Fixed Term Notes will have an annual interest rate fixed at the time of issuance, with the initial interest rates being 7.00%, 7.25% and 7.75%, respectively. We may change the interest rate periodically for future Series 4 Subordinated Unsecured Fixed Term Notes in accordance with the Federal-Funds Target Rate as follows: One Year Note = Federal-Funds Target Rate plus 4.25%; Three Year Note = Federal-Funds Target Rate plus 4.50%; and Five Year Note = Federal-Funds Target Rate plus 5.00%. In addition, there are the following interest rate bonuses for large-balance accounts: over $250,000: plus 0.15%; over $500,000: plus 0.25% and over $1,000,000: plus 0.40%. All changes to future interest rates for the Fixed Term Notes to reflect market conditions will be done by filing a supplement to this prospectus. If we change the interest rate on any of the Fixed Term Notes, the interest rate on associated Fixed Term Notes issued prior to the date of the prospectus supplement will not be affected.

The Series 3 Senior Secured One Day Demand Notes and the Thirty Day Demand Notes will have a variable annual interest rate, with the initial rates being 5.00% and 5.25%, respectively. The interest rates for the Demand Notes will be adjusted while outstanding as follows: One Day Note = Federal-Funds Target Rate plus 2.25% and Thirty Day Note = Federal-Funds Target Rate plus 2.50%. The variable annual interest rates for the Demand Notes will be adjusted periodically by us in accordance with changes in market conditions by filing a supplement to this prospectus. We will notify you in writing at least seven (7) days prior to any decrease in the interest rate. The notice will include a current prospectus or prospectus supplement reflecting the new rates and the holder will have ample opportunity to make a demand election if they so desire or they can simple continue to hold the demand Note with the new interest rate.

We will give you a written notice mailed at least seven (7) days prior to the maturity date of any Fixed Term Note held by you reminding you of the pending maturity of the Note. If we do not state our intention to repay the Note in such notice, you must choose to:

(i)	redeem the Note,

(ii)	extend the Note, or

(iii)	transition the Note into a new account.

We will send such a notice approximately every thirty days for at least ninety days. If after ninety days we have not received a response from the investor, we will redeem the Note. Under such circumstance, we will continue to pay interest on the Note during the period from the maturity date to the redemption date at the rate being paid on the Note immediately prior to its maturity. If we give notice to you of our intention to repay a Note at maturity, no interest will accrue on the Note after the maturity date. Otherwise, if you choose to redeem the Note, we will pay interest on the Note during the period from the maturity date to the redemption date at the rate being paid on the Note immediately prior to its maturity.

Interest on the Notes will compound daily and you may choose to be paid interest monthly, quarterly, semi-annually or annually. Each Note will accrue interest at the specified interest rate for the Note and the interest will be payable on each interest payment date following the issue date for the Note until the principal balance of the Note becomes due and payable. Any installment of interest payable on a Note that is caused to be punctually paid or duly provided for by us on the applicable payment date will be paid to you:

(i)	by check mailed to your address as it appears in our register, or

(ii)	by crediting your account in an amount equal to the interest due on the balance of your account.

Each Fixed Term Note will have a stated maturity of principal. The principal of each Fixed Term Note will be paid in full no later than the maturity date thereof unless the term of the Note is extended or the Note becomes due and payable at an earlier date by acceleration, redemption or otherwise. We may prepay the outstanding principal amount of your Fixed Term Notes and Demand Notes at any time without penalty or premium. Interest on your Note will be due and payable on each payment date at the interest rate applicable to your Note for the period related to the payment date. We will have the right to increase or decrease the interest rate paid on the Demand Notes at any time by filing a supplement to this prospectus.

If you hold a Fixed Term Note, you may require us to redeem, in whole or in part subject to a penalty, the Fixed Term Note held by you by delivering to us an irrevocable redemption election or by executing a draft in a form provided by or approved by us. Upon receipt of your redemption election, we will designate a redemption date for your Note, which will be within ninety business days after we receive your redemption election. We will pay you a redemption price equal to your outstanding principal balance plus accrued but unpaid interest, less a penalty of three months interest earnings for One Year Fixed Term Notes and two months interest earnings for each year in advance of maturity that the redemption occurs for Three Year Fixed Term Notes and Five Year Fixed Term Notes, on the redemption date. No interest will accrue on a Note redeemed by you for any period of time after the redemption date and after we have tendered the redemption price to you.

If you hold a Demand Note, you may require us to redeem, in whole or in part, the Demand Note held by you by delivering to us an irrevocable redemption election or by executing a draft in a form provided by or approved by us. Upon receipt of your redemption election, we will designate a redemption date for your Note, which will be within one business day after our receipt of your redemption election for One Day Demand Notes and thirty calendar days after our receipt of your redemption election for Thirty Day Demand Notes. We will then pay to you a redemption price equal to your outstanding principal balance plus accrued but unpaid interest on the redemption date. No interest shall accrue on a Note redeemed by you for any period of time after the redemption date for and after we have tendered the redemption price to you.

The holders of one-day demand Notes are provided checking accounts to access their funds (this feature is not offered to South Carolina residents). These checking account privileges are exclusively for funds invested in KH Funding notes and allow the holders of one-day demand Notes to execute redemption or investment requests conveniently, quickly and with less expense than by wire transfer or the mail. The holder may make a redemption by writing a check against the account, which reduces the note balance, or the holder may add to their investment by making deposits at the bank through which the checking accounts are provided.

The indenture provides that each of the following constitutes a default by us:

(i)	default in the payment of interest when due on the Notes and continuation of the default for thirty days (whether or not prohibited by the subordination provisions of the indenture);

(ii)	default in payment of principal when due on the Notes and continuation of the default for thirty days (whether or not prohibited by the subordination provisions of the indenture);

(iii)	failure by us to observe or perform any covenant, condition or agreement with respect to the liquidation, consolidation or merger or other disposition of substantially all of our assets (after notice and provided such default is not cured within sixty days after receipt of notice);

(iv)	failure by us to comply with certain other agreements and covenants of the indenture (after notice and provided such default is not cured within sixty days after receipt of notice); and

(v)	certain events of bankruptcy or insolvency.

If any event of default occurs and is continuing, the trustee or the holders of at least twenty-five percent (25%) of the principal amount of the outstanding Notes may declare the unpaid principal and any accrued interest of the Notes to be due and payable immediately. However, with respect to the Series 4 Subordinated Unsecured Notes, if any senior debt is outstanding, a declaration of this kind will not become effective until the earlier of:

(i)	five business days after receipt by representatives of any senior debt of such written notice of acceleration or

(ii)	the date of acceleration of any senior debt.

In the case of an event of default arising from certain events of bankruptcy or insolvency, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the indenture or the Notes except as provided in the indenture. Subject to certain limitations, holders of a majority of the principal amount of the Notes may direct the trustee in its exercise of any trust or power.

The holders of at least twenty-five percent (25%) of the aggregate principal amount of the Notes by notice to the trustee may, on behalf of the holders of all of the Notes, waive any existing default or event of default and its consequences under the indenture, except a continuing default or event of default in the payment of interest or principal on any Notes of non-consenting holders.

We are required to deliver to the trustee annually a statement regarding compliance with the indenture, and we are required upon becoming aware of any default by us to deliver to the trustee a statement specifying the default.

The indenture will terminate (except that certain obligations under the indenture will survive its termination) when all outstanding Notes have been paid in full and we have paid any other sums payable by us under the indenture. In addition, we may terminate all of our obligations under the indenture if:

(1)	we irrevocably deposit in trust with the trustee or at the option of the trustee, with a trustee reasonably satisfactory to the trustee and us under the terms of an irrevocable trust agreement that is satisfactory to the trustee, money or U.S. Government Obligations sufficient (as certified by an independent public accountant designated by us) to pay principal and interest on the Notes to maturity or redemption, as the case may be, and to pay all other sums payable by us under the indenture, provided that

(i)	the trustee of the irrevocable trust will have been irrevocably instructed to pay such money or the proceeds of such U.S. Government Obligations to the trustee, and

(ii)	the trustee will have been irrevocably instructed to apply the money or the proceeds of the U.S. Government Obligations to the payment of the principal and interest with respect to the Notes;

(2)	we deliver to the trustee a certificate stating that we have complied with all the conditions of satisfaction and discharge of the indenture; and

(3)	no event of default or event that could become an event of default with respect to the Notes has occurred and is continuing on the date of our deposit.

PLAN OF DISTRIBUTION

We are offering, on a continuous basis, up to $120,000,000 in aggregate principal amount of Series 3 Notes, made up of $105,000,000 in Demand Notes and $15,000,000 in Fixed Term Notes, and up to $30,000,000 in aggregate principal amount of Series 4 Notes. You must purchase a minimum of $5,000 in principal amount of the Notes. We reserve the right to waive this subscription minimum and accept a lesser amount from any investor. There is no minimum amount of Notes that must be sold under this Offering. No escrow accounts will be utilized. The proceeds from the sale of any Notes will be paid directly to us for our use. The Notes will be issued in book entry form and, accordingly, you will not be issued a physical certificate for a Note.

The Notes are being offered and sold by KH Funding by Mr. Robert L. Harris, our President and Chief Executive Officer. Mr. Harris’ activities as a sales representative are restricted to transactions with respect to the securities of KH Funding. Mr. Harris receives no compensation in connection with his activities as a sales representative of KH Funding’s securities. Mr. Harris will rely on Rule 3a4-1 of the Securities Act of 1933, as amended, as an exemption from registration as a broker-dealer. Mr. Harris may rely on Rule 3a4-1 since he meets each element of Rule 3a4-1, specifically, Mr. Harris is not subject to a statutory disqualification (as defined in Section 3(a)(39) of the Securities Act of 1933, as amended) and Mr. Harris is not, and has never been, a broker-dealer or an associated person of a broker-dealer. Further, no other associated person of KH Funding will receive any compensation or other remuneration in connection with this offering.

KH Funding also employs the services of National Association of Securities Dealers, Inc. member broker-dealer(s) for purposes of offering the Notes on a “best-efforts” or agency basis. KH Funding pays the broker-dealer(s) a commission, which ranges from .6% to 3.5% of the sale price of any Notes sold through the broker-dealer(s). All commissions are due upon sale of the Notes except with respect to the sale of the One Day and Thirty Day Demand Notes, where the commissions are payable quarterly and calculated on the average daily balance for the respective previous quarter. A small residual commission, paid on 3-year and 5-year Notes sold that have remained in the hands of the holder, are also calculated as a percentage of the initial purchase payment for such Note and paid quarterly after the first anniversary. A commission becomes payable only upon acceptance by KH Funding of the application to purchase a Note, and after payment for such Note has been verified and cleared. KH Funding makes payment of all commissions then payable by the 15th of each calendar month. KH Funding has also agreed to indemnify the broker-dealer(s) against specific liabilities, including liabilities under the Securities Act.

KH Funding proposes to offer the Notes to the public in California, Delaware, District of Columbia, Florida, Iowa, Maine, Maryland, Massachusetts, Minnesota, Montana, New Jersey, New York, North Dakota, Rhode Island, South Carolina, Virginia and Wisconsin, upon registration in each respective state. We have filed with each of the states and upon notice, the Notes will become effective in those states simultaneously with the effectiveness of the registration statement by the U.S. Securities and Exchange Commission.

We may reject any order, in whole or in part, for any reason. Your order is irrevocable upon receipt by us. In the event your order is not accepted, we will promptly refund your funds, without deduction of any costs and without interest. We expect that orders, if rejected, will be refunded within two business days after receipt. Once your order has been accepted, the applicable funds will be promptly deposited in our account. We will send a receipt to you as soon as practicable after acceptance of your order. You will not know at the time of placing an order whether we will be successful in completing the sale of any or all of the debt securities being offered. We reserve the right to withdraw or cancel the offering at any time. In the event of such withdrawal or cancellation, orders previously received will be irrevocable and no funds will be refunded except in accordance with the provisions of the Note issued for such previously received orders.

We do not know whether or not officers and directors of KH Funding will purchase any of the Notes. However, at present, a majority of the officers and directors own notes issued by KH Funding. All sales, past and future, to officers, directors, affiliates or associates are done on the same terms as the notes sold to other persons.

EXPERTS

The financial statements of KH Funding Company appearing in this prospectus have been audited by the independent registered public accounting firm of Stegman & Company. Their reports are included in the financial statements appearing in this prospectus and are included by us in reliance upon those reports given upon the authority of that firm as experts in accounting and auditing.

LEGAL MATTERS

Certain matters with respect to the Notes offered by this prospectus were passed upon for us by our legal counsel, Whiteford, Taylor & Preston L.L.P., Baltimore, Maryland. Counsel’s opinion is included as Exhibit 5 to the registration statement of which this prospectus is a part.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ADDITIONAL INFORMATION

We filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act of 1933 for the Notes in this offering, of which this prospectus is a part. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and the Notes, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement.

Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330.

The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the web site is www.sec.gov.

* * *

FINANCIAL STATEMENTS

KH Funding Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

KH Funding Company

Silver Spring, Maryland

We have audited the accompanying balance sheets of KH Funding Company (the Company) as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KH Funding Company as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ STEGMAN & COMPANY

Baltimore, Maryland

April 11, 2005

KH FUNDING COMPANY

BALANCE SHEETS AS OF

	December 31,
	2004	2003
Assets
Cash	$2,669,845	$1,684,962
Investments available for sale:
Marketable securities—at fair value	658,248	2,520,949
Other	158,872	191,872
Loans, less allowance for loan losses of (2004) $233,311 and (2003) $211,000	20,144,798	15,590,526
Accrued interest receivable	853,448	554,650
Other receivables	537,737	1,126,791
Prepaid expenses	445,470	359,121
Property and equipment—net	33,755	39,122
Real estate owned:
Rental property	709,973	863,772
Held for resale	—	150,482
Other assets	9,803	8,661

Total Assets	$26,221,949	$23,090,908

Liabilities and Stockholders’ Equity

Liabilities
Notes and accrued interest payable	$24,817,403	$19,980,673
Other loans payable	66,200	1,300,200
Participation loans	107,248	105,636
Accounts payable and accrued payroll liabilities	1,900	2,562
Escrows and security deposits	33,346	19,924

Total Liabilities	25,026,097	21,408,995

Stockholders’ Equity
Common stock (5,000,000 shares authorized; 2,505,556 shares (2004) and 2,485,066 shares (2003), issued and outstanding; $0.01 par value)	25,056	24,851
Paid-in capital	1,750,443	2,102,765
Accumulated deficit	(385,373)	(287,900)
Less subscription note receivable	(185,450)	(185,450)
Accumulated other comprehensive (loss) income	(8,824)	27,647

Total Stockholders’ Equity	1,195,852	1,681,913

Total Liabilities and Stockholders’ Equity	$26,221,949	$23,090,908

The accompanying notes are an integral part of these statements.

KH FUNDING COMPANY

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2004 and 2003

	December 31,
	2004	2003
Interest Income
Interest and fees on loans	$2,006,449	$1,826,202
Interest on bank accounts	10,066	8,440
Interest on investments—marketable securities	127,719	72,794
Other interest	130,699	61,078

Total interest income	2,274,933	1,968,514

Interest Expense
Interest and fees on borrowings	1,283,407	1,196,449
Interest on participations	14,571	77,228

Total interest expense	1,297,978	1,273,677

Net interest income	976,955	694,837

Provision for Loan Losses	266,700	146,379

Net interest income after provision for loan loss	710,255	548,458

Non-interest Income
Rental income	71,351	74,339
Gain on sale of real estate owned	53,868	—
Gain on sale of securities	18,576	6,702
Recognized loss on impairment of securities	(33,000)	—
Other	10,842	8,946

Total non-interest income	121,637	89,987

Non-interest Expense
Salaries and wages	301,984	257,941
Professional fees	176,894	70,645
Offering costs	132,376	16,800
Administration	73,272	53,552
Real estate maintenance	35,940	54,356
Insurance	65,600	52,376
Depreciation	46,250	49,322
Rent	43,001	40,967
Bank charges	23,374	22,730
Other	30,674	15,590

Total non-interest expense	929,365	634,279

Net (Loss) Income	$(97,473)	$4,166

Basic (loss) earnings per share	$(0.04)	$0.00
Diluted (loss) earnings per share	$(0.04)	$0.00
Cash dividends paid per common share	$0.15	$0.15

The accompanying notes are an integral part of these statements.

KH FUNDING COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2004 and 2003

	Common Stock		Paid-in Capital	Accumulated Deficit	Subscriptions and Note Receivable	Accumulated Other Comprehensive (Loss) Income	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2002	1,992,506	$19,925	$1,432,546	$(292,066)	$(185,450)	$(3,898)	$971,057
Additional Stock Issued	502,660	5,027	1,000,013	0	0	0	1,005,040
Stock Redeemed	(10,100)	(101)	(23,539)	0	0	0	(23,640)
Dividend Declared $.15 per share	0	0	(306,255)	0	0	0	(306,255)
Comprehensive Income:
Net income for the year ended December 31, 2003	0	0	0	4,166	0	0	4,166
Change in market value of investments	0	0	0	0	0	31,545	31,545

Total Comprehensive Income, 2003							35,711

Balance at December 31, 2003	2,485,066	$24,851	$2,102,765	$(287,900)	$(185,450)	$27,647	$1,681,913
Additional Stock Issued	22,298	223	24,858	0	0	0	25,081
Stock Redeemed	(1,808)	(18)	(4,083)	0	0	0	(4,101)
Dividend Declared $.15 per share	0	0	(373,097)	0	0	0	(373,097)
Comprehensive Income:
Net income for the year ended December 31, 2004	0	0	0	(97,473)	0	0	(97,473)
Change in market value of investments	0	0	0	0	0	(36,471)	(36,471)

Total Comprehensive Income, 2004							(133,944)

Balance at December 31, 2004	2,505,556	$25,056	$1,750,443	$(385,373)	$(185,450)	$(8,824)	$1,195,852

The accompanying notes are an integral part of these statements.

KH FUNDING COMPANY

STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2004	2003
Increase (Decrease) in Cash

Reconciliation of Net Income to Net Cash from Operating Activities
Net (loss) income	$(97,473)	$4,166
Adjustments to reconcile net income to net cash from operating activities
Depreciation	46,250	49,322
Amortization of loan fees	(59,219)	(47,084)
Provision for loan losses	266,700	146,379
Gain on sale of securities	(18,576)	(6,702)
Increase (decrease) in Accrued Late Charges	3,171	(11,115)
Gain on sale of real estate owned	(53,868)	0
Principal repayments from borrowers	8,005,490	6,970,257
Loans made to borrowers	(12,841,741)	(6,875,053)
Increase in prepaid expenses	(86,349)	(192,446)
Recognized loss on impairment of investments	33,000	5,352
Recovery of prior write-off	4,800	4,815
Increase in interest receivable	(298,798)	(278,042)
Increase in interest payable (included in notes payable)	615,523	565,757
Decrease in accounts payable and accrued payroll liabilities	(662)	(6,202)

Net Cash (Used) Provided by Operating Activities	$(4,481,752)	$329,404

Cash Flows from Investing Activities
Purchase of marketable securities and other investments	(603,673)	(2,973,144)
Proceeds from sale of marketable securities and other investments	2,484,950	1,154,076
Payments for other receivables	(410,946)	(21,753)
Purchase of Fixed Assets	(15,683)	(3,445)
Proceeds from sale of real estate owned	363,006	40,000
Payments on real estate owned	0	(21,925)
Other assets	(1,142)	1,891

Net Cash Provided by/(Used in) Investing Activities	1,816,512	(1,824,300)

Cash Flows from Financing Activities
Proceeds from investor notes	49,008,102	26,630,166
Principal payments on investor notes	(44,786,895)	(24,697,770)
Proceeds from Common Stock	1,025,081	5,040
Increase (decrease) in participation loans	1,611	(972,094)
Payments on borrowings	(1,234,000)	966,323
Payment of dividends	(373,097)	(306,255)
Redemption of Common Stock	(4,101)	(23,641)
Increase in escrow and security deposits	13,422	3,663

Net Cash Provided by Financing Activities	3,650,123	1,605,432

Net Increase in Cash	984,883	110,536

Cash, beginning of year	1,684,962	1,574,426

Cash, end of year	$2,669,845	$1,684,962

Supplemental cash flows information
Interest paid	$619,992	565,590
Transfer of loans to other real state owned	$66,528	$55,267

The accompanying notes are an integral part of these statements.

KH FUNDING COMPANY

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2004 and 2003

NOTE A—SUMMARY OF SIGNIFICANT POLICIES

Nature of Operation

KH Funding Company (the Company) operated as a general partnership from its founding in December 1990 until July 1, 1994, at which date it incorporated. The Company is an authorized mortgage lender in the State of Maryland, and provides lending services in the Washington, DC metropolitan area, primarily to small businesses and individuals and also purchases mortgage loans nationwide. The lending services the Company provides include originating, buying and selling loans and in-house servicing of its loans. The Company is currently not servicing loans it sells except for certain participation loans.

Loans Receivable and Allowance for Loan Losses

Loans receivable are stated as unpaid principal balance net of any deferred fees and payments in process, less the allowance for loan losses.

Interest income from notes receivable is recognized using the interest method whereby interest income is recognized based upon the effective rate based upon outstanding principal. Loan fees are amortized in income over the established life of related loan or five years, whichever is shorter. The allowance for loan losses is increased for charges to income and decreased for charge-offs (net of recoveries). Management’s periodic evaluation of the adequacy of the allowance is based on the Company’s past loan loss experience, known or inherent risks in the portfolio, adverse situations which may affect the borrower’s ability to repay, the estimated value of underlying collateral and current economic conditions. It is reasonably possible that the Company’s allowance for loan losses could change in the near term.

Loans that are delinquent for more than three months are evaluated for collectibility and placed in non-accrual status when management determines that future earnings on that loan may be impaired. While in non-accrual status, collections on loans, if any, are recorded as collection of loan principal and no interest is recorded.

Income Taxes

The Company has elected under Subchapter S of the Internal Revenue Code to be treated as an S Corporation for tax purposes, and accordingly, items of income and loss are taxed to the shareholders. Therefore, no provision for income taxes is necessary.

Property and Equipment

Property and equipment are stated at cost and depreciated over the estimated useful lives of three to 30 years, primarily using the straight-line method for financial statement purposes.

The unamortized costs of approximately $347,000 as of December 31, 2004 for the public debt offering are being amortized over the expected average life of the related debt proceeds of thirty-six months from the date incurred.

Investment Available for Sale

Most of the Company’s investments are considered available for sale instruments and are recorded in compliance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain

KH FUNDING COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004 and 2003

Investments in Debt and Equity Securities. The cost of securities sold is determined by the specific identification method. Purchase premiums and discounts are recognized in interest income using the interest method over the term of the securities. Net unrealized holding gains and losses are reported as accumulated other comprehensive income, a separate component of stockholders’ equity. Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary result in a write-down of the individual security to its fair market value; write-downs are reflected in earnings as a realized loss on available-for-sale securities. Factors affecting the determination of whether an other-than-temporary impairment has occurred include a downgrading of the security by a rating agency, a significant deterioration in the financial condition of the issuer, or that management would not have the intent or ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value.

Earnings Per Share

Basic earnings per share is derived by dividing net income available to common stockholders by the weighted-average number of common shares outstanding and does not include the effect of any potentially dilutive common stock equivalents. Diluted earnings per share is derived by dividing net income by the weighted-average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options. For this calculation the effect of 311,250 options have been excluded for 2004 as their effect is antidilutive.

	For the year ended December 31,
	2004	2003
Basic:
Net (loss) income (attributable to common stock)	$(97,473)	$4,166
Average common shares outstanding	2,495,311	2,238,786
Basic earnings per share	$(0.04)	$—

Diluted:
Net (loss) income (attributable to common stock)	$(97,473)	$4,166
Average common shares outstanding	2,495,311	2,238,786
Dilutive effect of stock options	—	10,000
Average common shares outstanding—diluted	2,500,181	2,248,786
Diluted earnings per share	(0.04)	$—

Stock Based Compensation

SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, requires that stock-based compensation be accounted for on the fair-value method as described in SFAS No. 123, or on the intrinsic value-based method of Accounting Principles Board (APB) Opinion No. 25, whereby if options are priced at or above the fair value on the date of grant, no compensation expense is recognized by the Company as a result of the options. If the intrinsic value-based method is used, proforma net income must be disclosed as if the fair value-based method had been applied. The Company continues to account for its employee stock options in accordance with APB Opinion No. 25.

Fair value of options are computed using the Minimum Value Method. A risk-free rate of 3.58% and 3.08% was used for 2004 and 2003, respectively, and a 5-year expected life of the options was used for both years. Zero volatility was used as the Company’s shares are not publicly listed or traded. A dividend of $0.15 per share per year paid quarterly is assumed.

KH FUNDING COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004 and 2003

The following table summarizes information and presents the tabular information required under FAS 148. The Company is an S Corporation and there is no tax effect on the numbers presented in this table.

	For the years ended December 31,
	2004	2003
Net (loss) income—as reported	$(97,473)	$4,166
Deduct—total stock-based compensation determined under fair value
Based method for all awards	$(117,967)	$—

Pro forma net (loss) income	$(215,440)	$4,166

Loss per share:
Basic—as reported	$(.04)	$—
Basic—pro forma	$(.09)	$—
Diluted—as reported	$(.04)	$—
Diluted—pro forma	$(.09)	$—

Real Estate Owned

Real estate owned represents property acquired by foreclosure, deed in lieu of foreclosure or purchase and is initially recorded at the lower of cost or fair market value at the date of acquisition. Costs relating to the improvements of the property are capitalized. Holding costs are charged to expense as incurred. Subsequent to the foreclosure the property is advertised for rent or sale. Management makes the determination of whether to hold, rent or to sell the property on a case-by-case basis. Buildings for rental property are depreciated over 30.5 years.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturity of three months or less to be cash equivalents.

Use of Estimates in Preparing Financial Statements

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

Comprehensive income includes all changes in stockholders’ equity during a period, except those relating to investments by and distributions to stockholders. Our comprehensive income consists of net earnings and unrealized gains and losses on investments available-for-sale. Accumulated other comprehensive income is displayed as a separate component of stockholders’ equity.

Reclassification

Certain reclassifications have been made to the 2003 financial statements to conform with the 2004 presentation.

KH FUNDING COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004 and 2003

NOTE B—LOANS RECEIVABLE

Loans receivable consist of 204 collateralized loans and 7 uncollateralized loans for 2004 and 235 collateralized loans and 8 uncollateralized loans for 2003. The loans receivable originate from various individuals and businesses ranging in balance from $501 to $993,999 for 2004 and $147 to $706,442 for 2003, bearing interest rates ranging from 3 percent to 24 percent in 2004 and from 3 percent to 24 percent in 2003, with a weighted-average yield of 10.89 percent and 10.74 percent, respectively. Uncollateralized loans constitute approximately 0.7 percent and 0.9 percent of the gross loan value at December 31, 2004 and 2003, respectively.

Loans Receivable by Collateral Type

The Company’s loans receivable portfolio consists of the following by type of loans at December 31:

	2004	2003
Primary Collateral Type	Amount	Amount
Residential Real Estate First Trust	$4,251,283	$5,140,758
Collateralized by Business Assets	4,424,12	3,610,141
Collateralized by Investment Property	9,543,663	5,285,001
Residential Real Estate Second Trust	1,116,984	1,073,275
Other Assets (Auto, Stock)	1,013,265	45,539
Other Loans	150,870	167,708

Total loans receivable, gross	$20,500,177	$15,922,424

Plus late charges allowed	20,627	23,797
Less/plus unposed payments	(22,488)	4,693
Less unamortized loan fees	(120,207)	(149,388)
Less allowance for loan losses	(233,311)	(211,000)

Total loans receivable, net	$20,144,798	$15,590,526

Maturities as of December 31, 2004, are as follows:

Year ending December 31,
2005	$11,062,696
2006	2,101,356
2007	1,519,677
2008	583,699
2009	1,057,065
2010 and thereafter	4,175,684

Total loans—gross	20,500,177

The carrying values of the loans receivable approximate their fair value.

KH FUNDING COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004 and 2003

Analysis of the allowance for loan loss is as follows:

	Year ending December 31,
	2004	2003
Beginning balance	$211,000	$175,899
Provision for loan losses	266,700	146,379
Loans charged off	(249,189)	(116,093)
Recovery of loans previously charged off	4,800	4,815

	$233,311	$211,000

Loans in non-accrual status totaled $583,351 and $441,474 at December 31, 2004 and 2003, respectively.

As of December 31, 2004 and 2003, the Company had loans of $2,109,236 and $2,282,688, respectively, which were more than ninety days late and for which the company continues to accrue interest. The Company has collateral for these loans and management believes that both the principal and interest is collectible.

Analysis of impaired loans and associated reserves:

	12/31/04	12/31/03
Total recorded investment in impaired loans at the end of the period	$583,351	$441,474
Amount of that recorded investment for which there is a related allowance for credit losses	$516,126	$163,631
Amount of related allowance for credit losses associated with such investment	$175,117	$120,307
Amount of that recorded investment for which there is no related allowance for credit losses	$67,225	$277,843

	12/31/04	12/31/03
The average recorded investment in impaired loans during the period	$512,412	$308,436
The related amount of interest income recognized within that period when the loans were impaired	$-0-	$-0-
The amount of income recognized using a cash basis during the time within that period that the loan was impaired	$-0-	$-0-

At December 31, 2004 the Company had outstanding loan balances to one borrower and its affiliated entities of $2,978,000 which represented 15% of loans outstanding at that date. Management believes that this concentration is adequately collateralized with first deeds of trust on related real estate.

NOTE C—NOTES PAYABLE, INTEREST EXPENSE AND TYPES OF NOTES

Information related to notes payable at December 31, 2004 and 2003 is as follows:

	2004	2003
Number of notes payable	518	309
Highest balance	$1,355,265	$2,138,712
Lowest balance	$102	$20
Lowest interest rate	4.00%	3.20%
Highest interest rate	9.85%	9.875%
Weighted average interest rate	5.69%	6.0%
Number of accounts greater than $100,000	52	39
Value of accounts over $100,000	$16,153,262	$15,114,067

KH FUNDING COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004 and 2003

The fair value of all notes payable is estimated to be $24,661,572 at December 31, 2004 and $19,947,114 at December 31, 2003. This estimate is based on discounted cash flow using the most recent interest rate for loans, and assuming a mid-year payoff of such notes in the year due. Notes payable are collateralized by the loans receivable. Maturities as of December 31, 2004, are as follows:

Year ending December 31,
2005	$16,299,360
2006	2,670,997
2007	3,330,398
2008	1,010,740
2009	1,425,702
2010	80,206

$24,817,403

The maturity date is considered to be the date on which the note first becomes a demand note. Included in the due-in-2005 category is $3,975,296 on one-day demand accounts, which the creditor can withdraw by check and $5,311,854 that requires a 30-day notice before withdrawal can be made.

The Company has three classes of notes payable, Series II, III and IV notes. Series II notes were sold in private offerings by the Company from inception through November 2, 2003. On November 3, 2003 the Company registered a Public Offering with the Securities and Exchange Commission. Subsequent to the November 3, 2003 offering the Company registered a second Public Offering with the Securities and Exchange Commission on August 2, 2004. The Series III and IV notes were sold under the public offerings. The Series III notes are senior to all other debt of the company and are secured with a priority lien on the assets of the Company. The Series IV notes join the Series II notes in right of payment and both are subordinate to senior debt of the Company.

As of December 31, 2004, notes payable outstanding by class of securities is as follows:

Series II	Privately issued subordinated debt	$7,726,567
Series III	Publicly issued senior debt	14,263,633
Series IV	Publicly issued subordinated debt	2,827,203

		$24,817,403

For the year ended December 31, 2004 and 2003, interest expense totaled $1,224,076 and $1,134,445, respectively, and interest paid totaled $619,992 and $565,590, respectively.

NOTE D—MARKETABLE SECURITIES

Marketable securities consists of the following at December 31:

	2004			2003
	Amortized Costs	Market	Gross Unrealized Gain(loss)	Amortized Costs	Market	Gross Unrealized Gain(loss)
Corporate Bonds	$632,211	$623,287	$(8,824)	$2,453,924	$2,481,572	$27,647
Money Market Fund	34,862	34,861	—	39,377	39,377	—
Totals	$667,073	$658,248	$(8,824)	$2,449,281	$2,520,949	$27,647

KH FUNDING COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004 and 2003

All of the corporate bonds outstanding at December 31, 2004 mature in between one and five years.

Information related to the sale of marketable securities during the years ended December 31, 2004 and 2003 is as follows:

	2004	2003
Gross proceeds	$2,484,950	$1,154,076
Gross gains	$21,795	$9,243
Gross losses	$(3,219)	$(2,541)

NOTE E—OTHER INVESTMENTS

The Company has invested excess funds in a number of development stage companies. Because the Company maintains a minority position in these investments and cannot exert control the investments are accounted for under the cost method of accounting whereby only cash transactions effect the carrying value. There is no readily determinable market value for these investments. Management periodically reviews their status to determine if there has been any impairment to their value.

During 2004, the Company determined that one of these investments was worthless and recognized an impairment loss of $33,000. The carrying value of other investments was $158,872 and $191,872 at December 31, 2004 and 2003, respectively.

NOTE F—WARRANTS, OPTIONS AND OTHER STOCK ISSUED

Stock Option Plans

The Company has granted stock options to employees, shareholders and board members. All options granted vest on the day they are granted. The Company has the following stock options outstanding:

Original Shareholder Options—The five original shareholders were granted options on July 1, 1994, to purchase additional shares of common stock up to 50 percent of their original purchase at $1.00 per share. Granted options allowed the purchase of an additional 235,500 shares of common stock. All of these options were exercised before December 31, 2004.

Other Stock Options—During fiscal year 1999 the Company granted options to purchase 201,250 shares of common stock at $2.00 per share. These options expired in 2004. During fiscal year 2000 the Company granted options to purchase 50,000 shares of common stock at $2.00 per share in connection with the issuance of a note payable. The options expire in five years, in 2005. During fiscal year 2002 the Company granted options to purchase 100,000 shares of common stock at $2.00 a share. During 2004 the Company granted options to purchase 161,250 shares of common stock at $2.00 per share.

KH FUNDING COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004 and 2003

The following depicts option activity for the years ended December 31, 2004 and 2003:

	Number of Shares	Weighted-Average Exercise Price	Range
Options outstanding at end of year—2002	398,939	$1.95	$1.00 – 2.00
Options granted—2003	—	—	—
Options expired—2003	(27,689)	2.00	2.00

Options outstanding at end of year 2003	371,250	1.96	1.00 – 2.00
Options granted—2004	161,250	2.00	2.00
Options expired—2004	(201,250)	2.00	2.00
Options exercised—2004	(20,000)	1.00	1.00

Options outstanding at end of year—2004	311,250	$2.00	$2.00

At December 31, 2003 all of the Company’s outstanding options were exercisable. The weighted average exercise price of these options is $2.00 and the weighted average remaining contractual life in years is 3.5.

NOTE G—PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31:

	2004	2003
Furniture and equipment	$53,025	$53,025
Automobiles	27,074	27,074
Computer software	73,266	57,583

	153,365	137,682
Less: Accumulated depreciation	119,610	98,560

	$33,755	$39,122

Depreciation expense related to property and equipment for the years ended December 31, 2004 and 2003, totaled $21,050 and $21,008, respectively.

NOTE H—REAL ESTATE OWNED

Real estate owned currently consists of rental and held for sale real estate.

	2004	2003
Rental property:
Buildings	$668,087	$775,974
Less: Accumulated depreciation	61,864	66,952

	606,223	709,022
Land–rental property	103,750	154,750

Total Rental	$709,973	$863,772

Held for resale:
Buildings	$-0-	$136,482
Land–held for resale	-0-	14,000

Total held for Resale	$-0-	$150,482

KH FUNDING COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004 and 2003

Depreciation expense related to rental property for the years ended December 31, 2004 and 2003, totaled $25,201 and $28,314, respectively.

NOTE I—RELATED PARTY TRANSACTIONS

The following related party transactions exist as of the dates shown below:

•	Included in loans receivable at December 31, 2004 and 2003, are eight notes and six notes totaling $1,833,611 and $856,798, respectively, from officers, stockholders and a company controlled by an officer.

•	Included in the notes payable balance at December 31, 2004 and 2003, are 52 and 49 notes totaling $5,389,637 and $5,508,831, respectively, which are held by shareholders.

•	A director of our company is a broker at the firm through which we purchase our marketable securities (bonds). He earns one sixteenth of one percent per purchase for providing this service. In 2004, he earned approximately $400 on our trades and in 2003 approximately $2,500.

•	There is a loan of $185,450, shown on the Balance Sheet as a contra-equity, made to the Company’s CEO for the purchase of 100,000 shares of stock in the Company. The interest rate on this loan is seven percent. The stock has a book value of about $47,900 as of December 31, 2004. Accrued interest receivable on this loan totals $69,800 at December 31, 2004.

All of the above transactions were consummated on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other customers.

NOTE J—COMMITMENTS AND CONTINGENCIES

Lease Commitment

The Company leases office space under a non-cancelable-operating lease expiring October 31, 2008. The following is a schedule by years of approximate future minimum payments under the lease as of December 31, 2004:

Year ending December 31,
2005	$43,450
2006	45,622
2007	47,903
2008	41,569
Thereafter	—

Total	$178,544

Rent expense under operating leases totaled $43,001 and $40,967 for the years ended December 31, 2004 and 2003, respectively.

NOTE K—OTHER LOANS PAYABLE

As of December 31, 2003 the Company had borrowed $1,300,000 on its margin account which is collaterized by its marketable securities. The interest rate on this account is variable and as of December 31, 2003 was 3.25%. As of December 31, 2004 the Company had no outstanding balance in its brokerage margin account.

KH FUNDING COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004 and 2003

NOTE L—LOAN PARTICIPATION

There was one loan as of December 31, 2004 of $207,009, and as of December 31, 2003 of $211,272, one-half owned by a participant in the loan. The Company services the loan for no charge and both the Company and the participant have equal parity in the ownership of the loan.

NOTE M—TRUST ACTIVITIES

The Company became a trustee of IRA accounts in February 2003. The IRA accounts are self-directed. A portion of the assets under the trust have been invested in notes payable of the Company. As a trustee, the Company is subject to Section 1.408-2(e) of the Internal Revenue Code and is subject to reviews by IRS examiners. No such reviews have occurred in 2004 or 2003.

	2004	2003
Total Assets Under Trust	$2,167,256	$1,299,208
Portion of Assets Invested in KH Funding Notes Payable	2,024,117	1,156,069
Portion of Assets Invested in Outside Investments	218,139	143,139

NOTE N—RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No.29, Accounting for Nonmonetary Transactions.” This statement amends the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and more broadly provides for exceptions regarding exchanges of nonmonetary assets that do not have commercial substance. This Statement is effective for nonmonetary asset changes occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard is not expected to have a material impact on financial condition, results of operations, or liquidity.

In December 2004, FASB issued SFAS No. 123R, “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock Issued for Employees.” SFAS No. 123R requires that all share-based payments to employees, including grants of employee stock options, be valued at fair value on the grant date and be expensed over the applicable vesting period. SFAS No. 123R is effective for the Company on July 1, 2005. The Company will transition to SFAS No. 123R using the “modified prospective application.” Under the “modified prospective application,” compensation costs will be recognized in the financial statements for all new share-based payments granted after January 1, 2005. Additionally, the Company will recognize compensation costs for the portion of previously granted awards for which the requisite service has not been rendered (“nonvested awards”) that are outstanding as of January 1, 2005 over the remaining requisite service period of the awards. The compensation expense to be recognized for the nonvested awards will be based on the fair value of the awards. The Company is in the process of analyzing the effects of the impact of this standard on its operations.

In November 2003 the Emerging Issues Task Force (“EITF”) of the Financial Accounting Standards Board (“FASB”) issued EITF Abstract 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“EITF 03-1”) effective for fiscal year ending after December 15, 2003. The abstract provides guidelines on the meaning of other than-temporary impairment and its application to investments in addition to requiring quantitative and qualitative disclosures in the financial statements. The Company has implemented the guidelines of this Consensus. The adoption of this Consensus did not have any impact on the Company’s financial condition, results of operations, or liquidity.

You should only rely on the information contained in this Prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to distribute or sell securities in any jurisdiction where the distribution or sale is not permitted. You should assume that the information appearing in this Prospectus is accurate as of the date on the front cover of this Prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

[Logo]

KH Funding Company

$120,000,000

Series 3 Senior Secured

Investment Debt Securities

(Fixed Term Notes and Demand Notes)

$30,000,000

Series 4 Subordinated Unsecured

Investment Debt Securities

(Fixed Term Notes)

PROSPECTUS

KH FUNDING COMPANY

May     , 2005

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our Articles of Incorporation give us the power to indemnify our officers, directors, employees and agents to the full extent permitted under Maryland General Corporation Law. Our Bylaws further provide for the indemnification of such persons to the full extent permitted under Maryland General Corporation Law and for the payment of expenses in advance of any final disposition of action. These provisions are permitted under Maryland General Corporation Law. In the event that the Maryland General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors and officers, the Articles of Incorporation and Bylaws will be amended accordingly. We have not purchased directors and officers liability insurance. However, we may purchase such insurance in the future to limit our potential exposure for indemnification of directors and officers.

Section 2-418 of the Maryland General Corporation Law provides, in substance, that corporations, under certain circumstances, have the power to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by reason of the fact of such position against expenses incurred in defending any such action, suit or proceeding.

We have also agreed to indemnify the broker-dealer(s) employed for the purpose of offering the Notes on a “best-efforts or agency basis. The broker-dealer(s) are indemnified against specific liabilities, including liabilities under the Securities Act.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We will pay all expenses in connection with the registration and sale of the notes specified in this Prospectus. The following table sets forth the estimated expenses to be incurred in connection with the offering of the notes:

Description	Amount(1)
SEC Registration Fees	$13,000
State Blue Sky Filing Fees	$25,000
NASD Fees	$12,000
Trustee Fees	$10,000
Commissions	$130,000
Printing Fees and Expenses	$20,000
Legal Fees	$20,000
Accounting Fees	$10,000
Advertising	$10,000

Total:	$250,000

(1)	All expenses are estimated except for SEC Registration fees.

RECENT SALES OF UNREGISTERED SECURITIES

The following information relates to sales and other issuances by us within the past three fiscal years of our securities, the sales or issuances of which were not registered pursuant to the Securities Act of 1933.

Issuances of Capital Stock and Debt.

We sold and issued 955,490 shares of our Common Stock to seven persons all of whom were either directors, executive officers, accredited investors and/or existing shareholders prior to this period.

In addition, we sold fixed term and demand Series 2 Unsecured Subordinated Investment Debt Securities with maturities of later than one year from the date of issuance to 45 accredited and 14 unaccredited investors in a private placement under Regulation D of the Securities Act of 1933.

No underwriters were used in the foregoing transactions. All sales of securities described above were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder for transactions by an issuer not involving a public offering.

Grants of Stock Options.

In addition, within the past three fiscal years, we have granted stock options to purchase 261,250 shares of our Common Stock with a exercise price of $2.00 per share, to employees, directors and consultants pursuant to our stock option plans and programs.

No underwriters were used in the foregoing transactions. These issuances were exempt from the registration requirements of the Securities Act of 1933 pursuant to either Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(2) as a transaction by an issuer not involving a public offering.

EXHIBITS

The following is a list of exhibits filed with this Registration Statement:

Exhibit	Description
3.1	Articles of Incorporation of KH Funding Company Incorporated by reference from Exhibit 3.1 of the Registration Statement on Form SB-2 filed on June 26, 2003, file No 333-106501)

3.2	Articles of Amendment of KH Funding Company Incorporated by reference from Exhibit 3.2 of the Registration Statement on Form SB-2 filed on June 26, 2003, file No 333-106501)

3.3	Bylaws of KH Funding Company Incorporated by reference from Exhibit 3.3 of the Registration Statement on Form SB-2 filed on June 26, 2003, file No 333-106501)

4.1	Form of Indenture by and between KH Funding Company, as Issuer, and Wells Fargo Bank Minnesota, N.A., as Trustee, dated August 27, 2003 (Incorporated by reference from Exhibit 4 of the Registration Statement on Form SB-2 filed on June 26, 2003, file No 333-106501)

4.2	Form of Indenture by and between KH Funding Company, as Issuer, and Wells Fargo Bank Minnesota, N.A., as Trustee, dated August 2, 2004 (Incorporated by reference from Exhibit 4 of the Registration Statement on Form SB-2 filed on June 30, 2004, file No 333-117038)

4.3	Form of First Supplemental Indenture by and between KH Funding Company, as Issuer, and Wells Fargo Bank, N.A., as Trustee, dated May , 2005

5	Opinion of Whiteford, Taylor & Preston LLP

10.1	1998 Stock Incentive Plan (Incorporated by reference from Exhibit 10.1 of the Registration Statement on Form SB-2 filed on June 26, 2003, file No 333-106501)

10.2	Form of Participation Agreement (Incorporated by reference from Exhibit 10.2 of the Registration Statement on Form SB-2 filed on June 30, 2004, file No 333-117038)

23.1	Consent of Whiteford, Taylor & Preston LLP (included in Exhibit 5.1)

23.2	Consent of Stegman & Company

24	Power of Attorney (included in signature page of this registration statement)

Exhibit	Description

25	Statement of Eligibility of Trustee on Form T-1

99.1	Form of Prospectus Supplement

99.2	Form of Subscription Agreement(s) and other materials

UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes to:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any Prospectus required by Section 10(a)(3) of the Securities Act;

(ii) Reflect in the Prospectus any facts or events arising which, individually or together, represent a fundamental change in the information in the registration statement; and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) The undersigned registrant will:

(1) For purposes of determining any liability under the Securities Act, treat the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

(2) For the purpose of determining any liability under the Securities Act, treat each post-effective amendment that contains a form of Prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Silver Spring, State of Maryland, on April 19, 2005.

KH FUNDING COMPANY

By:	/s/ Robert L. Harris

Robert L. Harris, President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that the undersigned, whose signatures appear below, hereby constitute and appoint Robert L. Harris their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as full and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons as of April 19, 2005, in the capacities indicated:

Name	Title

/s/ Robert L. Harris Robert L. Harris	President, Chief Executive Officer and Director

/s/ Louise B. Sehman Louise B. Sehman	Chief Financial Officer, Secretary and Treasurer

/s/ Jin S. Kim Jin S. Kim	Director

/s/ Jack Breskow Jack Breskow	Director

/s/ Dr. Mervyn Feldman Dr. Mervyn Feldman	Director

/s/ Solomon Kaspi Solomon Kaspi	Director

/s/ Alvin Shapiro Alvin Shapiro	Director

/s/ Jeremiah P. Connor Jeremiah P. Connor	Director

Signature page to Form SB-2